
2002

TRANSATLANTIC HOLDINGS, INC.

2002 ANNUAL REPORT

Transatlantic Holdings, Inc. (TRH) is a leading international reinsurance organization headquartered in New York, with operations worldwide. Its subsidiaries, Transatlantic Reinsurance Company (TRC), Putnam Reinsurance Company and Trans Re Zurich (TRZ) are rated "A++ (Superior)," the highest rating classification, by A.M. Best Company. Moody's Investors Service has assigned an insurance financial strength rating of Aa1 ("Excellent") to TRC. Standard & Poor's has assigned an insurer financial strength rating of "AA" to TRC, Putnam and TRZ. These subsidiaries offer reinsurance capacity on both a treaty and facultative basis – structuring traditional and non-traditional programs for a full range of property and casualty products, with an emphasis on specialty risks.

Financial Strength
(in billions of dollars)


8
7
6
5
4
3
2
1
98
99
00
01
02

☐ Assets
☐ Loss Reserves
☐ Stockholders' Equity

Cumulative Total Return to Stockholders*
(in dollars)


800
700
600
500
400
300
200
100
0
92
94
96
98
00
02

☐ TRH
☐ S&P 500
☐ S&P 500 Property & Casualty Insurance

Source: Standard & Poor's Institutional Market Services
*Value of $100 invested in June 1990, including reinvested dividends.

FINANCIAL HIGHLIGHTS

(dollars in millions, except per share data)	2002	2001	Change
Net premiums written	**$2,500.2**	$1,905.6	31.2%
Net investment income	**252.0**	240.1	5.0
Income (loss) before income taxes	**188.3**	(34.1)	-
Net income	**169.3**	18.9	796.2
Income, as adjusted *	**238.2**	197.8	20.4
Per common share results – diluted:			
Net income	**3.21**	0.36	795.9
Income, as adjusted *	**4.51**	3.75	20.3
Assets	**7,286.5**	6,741.3	8.1
Stockholders' equity	**2,030.8**	1,846.0	10.0
Book value per common share	**38.78**	35.33	9.8

* Represents net income excluding the following: 2002 - the after-tax amounts of realized net capital losses of $3.9 million and a charge of $65.0 million for the impact of an increase in net loss reserves (see Note 5 of Notes to Consolidated Financial Statements); 2001 - after-tax amounts of realized net capital losses of $0.2 million, catastrophe losses of $139.8 million (primarily related to the September 11th terrorist attack) and a charge of $39.0 million for Enron reinsurance exposure.

LETTER TO STOCKHOLDERS



MAURICE R. GREENBERG
Chairman (left)

ROBERT F. ORLICH
President and CEO

Transatlantic had a solid year in 2002, achieving record increases in premiums and operating cash flow, as market conditions in virtually all lines and regions showed vast improvement. Despite a drag on earnings caused by a fourth quarter reserve increase related to certain prior accident year losses, Transatlantic's market position remains on very strong footing and our financial strength has never been more valued in the marketplace than it is today.

Net income for the year was $169.3 million, or $3.21 per share, compared to $18.9 million, or $0.36 per share, for 2001. Results for 2002 include a fourth quarter charge of $65.0 million for the after-tax impact of a net increase in loss reserves largely related to losses occurring principally between 1998 and 2000 in certain casualty lines. Based on claims experience reported late in the year and reflecting industry-wide trends, this net adjustment was a result of the Company's annual year-end loss reserve study. The higher incidence of reported losses is attributable, in part, to increasing jury awards in these casualty classes and the absence of meaningful tort reform.

Results for 2001 include after-tax catastrophe losses of $139.8 million (primarily related to the September 11th terrorist attack) and an after-tax charge of $39.0 million for Enron reinsurance exposure. The scope and size of 2001 catastrophe losses were by far the largest ever encountered by our industry. Transatlantic reported no significant catastrophe losses occurring in 2002.

For 2002, income, adjusted to exclude the after-tax impacts of realized capital losses of $3.9 million and the aforementioned net loss reserve charge, amounted to

$238.2 million, or $4.51 per share - an increase of 20.4 percent over adjusted 2001 income, which amounted to $197.8 million, or $3.75 per share, after excluding after-tax realized capital losses of $0.2 million and the after-tax impacts, as noted above, of catastrophe losses and Enron reinsurance exposure.

With both our domestic and international operations achieving significant gains in an improving market, net premiums written rose sharply to $2.5 billion, an increase of 31.2 percent over 2001, due largely to higher rates and an accelerating "flight to quality." Net investment income increased 5 percent to $252 million and operating cash flow improved to a record $598 million, from $242 million a year ago. Net loss and loss adjustment expense reserves increased $349 million in 2002 and totaled $3.3 billion at year-end.

Our return on equity was 9.3 percent in 2002, or 12.6 percent excluding the aforementioned reserve charge, compared to an estimated 1.2 percent for the Property and Casualty Industry. Stockholders' equity amounted to $2.03 billion at year-end. It has risen at a compound annual rate of 14 percent over the last 10 years.

Transatlantic's combined ratio was 102.3 in 2002 compared to 114.9 in the prior year. For 2002, the combined ratio, adjusted to exclude the pre-tax impact of the aforementioned fourth quarter increase in net loss reserves – which totaled $100 million – was 98.1, compared to a combined ratio of 99.5 in 2001, adjusted to exclude the pre-tax impacts of catastrophe losses of $215 million (principally related to the September terrorist attack) and losses related to Enron Corporation of $60 million.

In the second quarter of 2002, the Board of Directors raised the quarterly dividend, as it has every year since 1990, when Transatlantic became a public company. The quarterly dividend increased by 4 percent to $0.10 per common share.

Our stock price, with dividends reinvested, declined in 2002, in line with the overall weak performance of the equity markets. Nevertheless, our share price has risen over 480 percent since 1990 – an increase that substantially exceeds that of the S&P 500 Property & Casualty Insurance index and the S&P 500 index during the same period. In fact, Transatlantic's stock performance substantially exceeds that of both indices over the most recent five- and ten-year periods as well.

Our debt-free balance sheet, with assets of $7.3 billion, continues to be among the strongest in our industry. We follow a conservative investment philosophy, with 95 percent of our bonds rated "AA" or better. Our subsidiaries, Transatlantic Reinsurance Company (TRC), Putnam Reinsurance Company and Trans Re Zurich (TRZ), are rated "A++ (Superior)" by A.M. Best Company – the highest rating issued. In addition, TRC has been assigned an insurance financial strength rating of Aa1 ("Excellent") by Moody's Investors Service; and TRC, Putnam and TRZ have each been assigned an insurer financial strength rating of "AA" by Standard & Poor's.

Overall, Transatlantic made significant strides in 2002 in an improved market environment. As a result of reduced capacity in many lines, due to loss activity and a lower risk tolerance among many competitors, much needed rate gains were realized at the primary and reinsurance level – and were accompanied by more restrictive contract terms. We expect that the extent of market trauma in recent years will continue to generate additional needed improvements in pricing, terms and conditions for the foreseeable future. In addition, weak equity markets, low interest rates and geopolitical and business uncertainty also necessitate a strong response from our

Net Income
(in millions of dollars)


248
187
212
19
169
98 99 00 01 02

Net Premiums Written
(in millions of dollars)


1,394
1,499
1,659
1,906
2,500
98 99 00 01 02

OUR PERFORMANCE IS DRIVEN BY **OUR SKILL** IN PROVIDING REINSURANCE PRODUCTS THAT MEET THE NEEDS OF OUR CLIENTS – AND OUR **ABILITY** TO DO SO IN A **TIMELY** AND **EFFECTIVE** MANNER.

Net Investment Income
(in millions of dollars)


222
231
234
240
252
98 99 00 01 02

industry and should serve to support an improving market environment as well.

Transatlantic is a lead reinsurer on much of its business. As a result, we are able to exercise greater influence on pricing and contract terms than if we typically provided "following" capacity. Nonetheless, we will continue to maintain strict underwriting discipline, diversify our geographic and product exposures, and dedicate ourselves to client service. The fact that pricing has improved in virtually all lines does not necessarily translate into universal pricing adequacy. As always, disciplined underwriting will remain at the forefront of our business strategies.

UNITED STATES

In 2002, domestic net premiums written increased by 35 percent, to $1.36 billion. The most significant growth occurred in specialty casualty, property, general casualty and ocean marine and aviation lines. With industry treaty capacity in many classes declining, our treaty book, as well as our facultative portfolio, enjoyed strong growth. While the marketplace remained competitive in 2002, strained capacity and a lower risk appetite among certain competitors fueled the continued improvement of market conditions.

In late 2002, the Terrorism Risk Insurance Act (TRIA), which was designed to provide relief to the insurance community in the event of "certified" terrorism losses, was signed into law. Primary insurers, who are now generally required to offer commercial terrorism coverage to insureds, will be reimbursed for a portion of certified terrorism losses in excess of a threshold amount determined by statutory formula under TRIA. Some of these insurers are seeking reinsurance coverage to reduce their retention. Notably, reinsurance obligations for terrorism losses are not covered under TRIA; as a result, Transatlantic is generally limiting or excluding terrorism coverage entirely on commercial lines, preferring rather to provide terrorism-specific coverage on a limited basis.

Transatlantic is the leading broker-market reinsurer in the United States and an innovator in specialty casualty classes. These classes include medical malpractice, accident and health, other professional liability, directors' and officers' liability and environmental impairment liability. Under much improved market conditions, Transatlantic grew its core specialty casualty classes significantly in 2002 – particularly medical malpractice, directors' and officers' and other professional liability lines. These gains were, in part, driven by the fact that ceding companies had fewer alternatives available to them, as certain of our competitors cut back or altogether eliminated their market involvement.

We also continued to develop other key product areas, including: property, general casualty, automobile, ocean marine, aviation and space, surety and casualty clash. In our nonstandard private passenger automobile book, we supported our clients' selective expansion into additional states, concentrating on those jurisdictions that have supported positive regulatory change. In our growing property facultative area, we again focused primarily on mid-to-high excess layers and were one of the few domestic markets willing to offer capacity on a pro rata and/or primary first loss basis.

INTERNATIONAL

Internationally, net premiums written grew by 27 percent in 2002, to $1.14 billion, as each Transatlantic office drew productively on its local expertise and on the full range of the company's global resources. Our international business, spread over six continents, accounted for 45 percent of consolidated net premiums written. American International Group, Inc. (AIG) – which beneficially holds a 60 percent ownership interest in Transatlantic – continued to bring us valuable access to markets worldwide.

EUROPE

Net premiums written grew strongly in our largest international region, principally as a result of our ability to expand in favorably priced lines – most significantly, property and motor. At a time of stress for certain significant market participants and the withdrawal of capacity by other competitors, ceding companies continued to place great value on reinsurance partners that can provide sizeable capacity with the financial strength and stability to support it.

Our prime European locations – in London, Paris and Zurich – coordinate their efforts in developing our business throughout the region. In addition, these operations lend support to our Warsaw representative office, our branch in Sydney, Australia and our exclusive agency arrangement in Johannesburg, as we capitalize on opportunities in the regions served by these facilities.

THE AMERICAS (OTHER THAN THE UNITED STATES)

In both our Canadian operation and our Latin American and Caribbean Division – which includes the Buenos Aires and Rio de Janeiro representative offices – net premiums written grew significantly. In an improved pricing environment, we achieved premium increases in our property and casualty lines and continued to seek increased diversification for our portfolios.

The Toronto branch expanded its core lines of property and casualty business and remained an industry leader in Canada in the surety line. Moreover, our Canadian property treaty and facultative portfolios grew significantly. In Latin America and the Caribbean, the number of our competitors in the region continued to decline – and Transatlantic's strong resources enabled us to add premium volume by enhancing our ability to respond swiftly to client needs and market conditions.

ASIA

Transatlantic's Asia Pacific regional hub in Hong Kong manages the operations of our Hong Kong and Tokyo branches and Shanghai representative office. With improved market conditions in Asia and strained industry capacity as well, Transatlantic grew its business by providing quality lead capacity to key ceding companies in 2002, writing large shares on both treaty and facultative programs. In particular, we capitalized on the improving property facultative market, especially in Taiwan and South Korea, where our premiums increased sharply. In Japan, we underwrote treaties reflecting the significant rise in property catastrophe rates – and also staked out important positions on new non-catastrophe household treaty programs and desirable motor business.

Overall, Transatlantic reported solid results and continued to strengthen its business franchise in 2002, with a view toward enhancing shareholder value. During the year, we greatly increased premiums, aided by improved market conditions. Moreover, we expect that these conditions will improve further in the foreseeable future – albeit at a slower pace than in 2002 – due to elevated loss activity in certain classes and continued capacity strain. More than ever, reinsurance buyers have accelerated their "flight to quality," seeking not only financial strength from their business partners, but a well-established history of stability and consistency.

We are confident that our financial strength, capacity, ability to deliver expertise covering a broad spectrum of products anywhere in the world, and our level of quality client service will continue to distinguish us from the competition.

In closing, we would like to express our appreciation to our resourceful and dedicated employees, whose extensive efforts on behalf of Transatlantic have contributed mightily to its success and stature within the industry.

M. R. GREENBERG
Chairman

ROBERT F. ORLICH
President and Chief Executive Officer

"MORE THAN EVER, REINSURANCE BUYERS HAVE ACCELERATED THEIR 'FLIGHT TO QUALITY,' SEEKING NOT ONLY **FINANCIAL STRENGTH** FROM THEIR BUSINESS PARTNERS, BUT A WELL-ESTABLISHED HISTORY OF **STABILITY** AND **CONSISTENCY**."

TRANSATLANTIC HOLDINGS, INC.

AT A GLANCE

MAJOR OPERATING COMPANIES

TRANSATLANTIC REINSURANCE COMPANY

- Trans Re Zurich
- Putnam Reinsurance Company

MAJOR LINES OF BUSINESS

CASUALTY

Specialty:

- Medical Malpractice
- Other Professional Liability
- Directors' and Officers' Liability
- Accident and Health
- Environmental Impairment Liability

General:

- General Liability
- Auto Liability
- Surety and Credit
- Marine and Aviation
- Workers' Compensation
- Casualty Clash

PROPERTY

- Fire/Commercial Property
- Inland Marine
- Homeowners Multi-peril
- Auto Physical Damage
- Allied Lines

TRADITIONAL & NON-TRADITIONAL SOLUTIONS

LOCATIONS

UNITED STATES

- New York
- Chicago

INTERNATIONAL

- Toronto
- Miami (Latin America & the Caribbean)
- Buenos Aires
- Rio de Janeiro
- London
- Paris
- Zurich
- Warsaw
- Johannesburg
- Sydney
- Hong Kong
- Shanghai
- Tokyo

REVIEW OF OPERATIONS

International and Domestic
(net premiums written in millions of dollars and percentage breakdown)



1,659
1,906
2,500
49%
51%
47%
53%
45%
55%
00
01
02
International
Domestic

Property and Casualty
(net premiums written in millions of dollars and percentage breakdown)



1,659
1,906
2,500
23%
77%
21%
79%
26%
74%
00
01
02
Property
Casualty

Transatlantic Reinsurance Company, Trans Re Zurich (TRZ) and Putnam Reinsurance Company are the principal operating companies of Transatlantic Holdings, Inc. The Transatlantic group structures traditional and non-traditional programs for a full range of treaty and facultative products worldwide, with an emphasis on specialty classes. We reinsure a diverse spectrum of cedants, including captive insurance companies and risk retention groups. Our global operations are headquartered in New York, and we have an international network of offices located in the Americas, Europe, Africa, Asia and Australia.

For 2002, Transatlantic's worldwide net premiums written increased 31 percent to $2.5 billion, as improved market conditions helped to stimulate growth in the vast majority of lines worldwide. Both domestic and international net premiums written grew, as did property and casualty totals in these areas. In fact, each international operation reported increased premium volume over the prior year – with London, TRZ and the Miami branch (which serves the Latin American and Caribbean region) leading the way.

An environment of improving rates and more restrictive terms and conditions, intensified by the tragic event of September 11, 2001, prevailed throughout 2002. The cause was less capacity in certain lines due to elevated levels of loss activity and a reduced risk tolerance among many competitors. We expect that the extent of market trauma in recent years will continue to prompt additional needed improvements in pricing, terms and conditions for the foreseeable future – albeit at a slower pace than in 2002. The "flight to quality" has never been more apparent, as cedants seek to purchase reinsurance from the strongest companies.

Worldwide, treaty reinsurance totaled 95 percent of net premiums written in 2002; the balance represented facultative accounts. Casualty lines accounted for 74 percent of our business, while property lines totaled 26 percent. Business written by our international offices represented 45 percent of total 2002 net premiums written.


LEADER
CREATIVE
CHICAGO
RESPONSIVE

THE AMERICAS

In 2002, Transatlantic's strongest growth came in the Americas, where net premiums written totaled $1.55 billion, a 36 percent increase over a year ago. Each location contributed to the significant gains.

UNITED STATES

Domestic net premiums written grew 35 percent in 2002, to $1.36 billion. The most substantial increases were recorded in specialty casualty, property, general casualty and ocean marine and aviation lines. Following is a discussion of the activities of our major product groups:

SPECIALTY CASUALTY Specialty casualty net premiums written grew 37 percent from 2001, to $549 million, driven by healthy rate increases in medical malpractice, directors' and officers' liability (D&O) and other professional liability lines. This strong showing stemmed from our ability to provide premier reinsurance security to clients, along with a wide range of expertise.

Customers had fewer viable market alternatives in 2002, as certain competitors lacked the resources to handle the flow of business in the marketplace. Other reinsurers have cut back or altogether eliminated their market participation due to unsatisfactory results. In addition, losses related to Enron Corporation and other corporate failures have added frequency and severity pressures to the marketplace in areas such as D&O and lawyers' professional liability.

In medical malpractice, Transatlantic's largest specialty casualty component, our lead position on the majority of our business has strengthened our ability to obtain rate improvements and more restrictive terms and conditions. In D&O, we were able to increase premium writings significantly due to rate increases in all layers, while at the same time reducing our aggregate exposure.

Favorable opportunities in lawyers' errors and omissions liability helped accelerate premium growth in our other professional liability category, as the market hardened on large law firm coverages. Moreover, improved market conditions in employment practices liability, miscellaneous professional liability and architects' and engineers' liability benefited us.



TRANSATLANTIC IS THE **LEADING** BROKER-MARKET **REINSURER** IN THE UNITED STATES.

We continued to write a quality employer stop-loss book and added other new business in accident and health – including a significant "first dollar" medical program and several new medical excess programs. Although net premiums written for our environmental book rose, compared to a year ago, in an improved rate environment, we employed strict selection criteria in supporting new market entrants and also reduced our high excess capacity.

On the facultative side, our medical malpractice line was a big contributor to growth. With the improved environment and reduced treaty capacity in the market, ceding companies transferred certain classes of medical malpractice risks to the facultative market.

For 2003, we expect continued growth from improving primary and reinsurance rates. We also expect that much needed tort reform bills in several states may have a stabilizing effect on medical malpractice loss costs over time.

GENERAL CASUALTY Our General Casualty department showed growth across all lines in 2002, aided by an improving rate environment. Overall, our general casualty net premiums written rose 19 percent over 2001, to $539 million.

The key to the department's premium growth in 2002 was improved primary and reinsurance pricing in all lines. Increased restrictiveness of terms and conditions in many instances had a positive effect as well.

In the commercial umbrella/excess area, reduced individual treaty capacity in the marketplace helped us to obtain better pricing. Our umbrella/excess book is well-balanced between first-layer umbrella programs and low-frequency/high-severity capacity programs.

The considerable premium volume of our automobile book, which consists primarily of nonstandard private passenger risks, grew in 2002, driven largely by higher rates. We have benefited from supporting our existing clients' selective expansion into additional states and concentrating on venues that have made positive regulatory changes.

In the future, we will continue to set ourselves apart by providing "value added" services in areas such as claims, actuarial, systems and legal, to supplement the resources of our clients. Moreover, we will seek to expand our book with clients that can achieve incremental pricing success, while continuing to control tightly terms and conditions.

In casualty clash, we were able to capitalize on our status as a recognized lead market in this line, and on Transatlantic's reputation as a strong, financially secure reinsurer, to increase premiums. Without a doubt, the extent of losses industry-wide resulting from the terrorist attack has put a premium on this capacity. Our clash portfolio consists primarily of medium and large national writers.

We benefited from improved market conditions in aerospace, ocean marine and offshore energy. In particular, rates for commercial airlines have risen significantly since September 11, 2001. Furthermore, our ability during a period of firming rates to offer proportional covers (where there is presently limited capacity), as well as excess-of-loss products, contributed to premium growth in these lines.

Finally, we expanded our workers' compensation line selectively in 2002, aided by the successful launch of a focused small business initiative. We price this business to an underwriting profit – consistent with our approach for all lines. Others often underwrite workers' compensation as a discounted product, priced to yield an underwriting loss to the reinsurer.

In the foreseeable future, we expect to achieve additional needed rate increases and obtain better terms and conditions in most general casualty classes.

SURETY AND CREDIT The global economic slowdown, along with recent elevated loss activity, adversely impacted Transatlantic's surety and credit results in 2002. However, improved pricing – resulting from shrinking capacity, which, in turn, was attributable to such increased loss activity – enabled us to maintain writings at $54 million, level with 2001. As a leader in the marketplace, Transatlantic's capacity continues to be sought by clients.

During the year, we took corrective actions to improve profitability. In particular, we capitalized on a hardening market to structure and price products on more favorable terms, exited from unprofitable business situations and built relationships with successful regional surety companies that desired a committed reinsurance partner.

On a worldwide basis, Transatlantic ranks among the largest writers of surety and credit reinsurance and has demonstrated a long-term commitment to this business segment. We write both proportional and non-proportional covers, targeting national, regional and emerging writers that exhibit both a thorough knowledge of the product and a commitment to underwriting discipline.

As rates firm and terms and conditions improve, an influx of opportunistic capacity may create challenges for us in 2003; but, as a leader in a difficult marketplace, we expect to maintain our mutually beneficial business relationships and gain access to a number of high-quality new clients and business opportunities.

PROPERTY Terms and conditions continued to improve throughout 2002 as the benefits of significant primary rate increases flowed through to the reinsurance market. Buyers of reinsurance looked to secure capacity from the most stable and financially sound reinsurers – such as Transatlantic. For the year, Transatlantic grew its property lines business by a substantial 109 percent from 2001, to $221 million.

The tragic event of September 11, 2001, which resulted in unprecedented, widespread losses, will prompt changes in our industry for many years to come. For example, insurers and reinsurers alike now place significant focus on the potential aggregation, from a single catastrophic event, of property losses and losses in general liability, accident and health, workers' compensation and casualty clash – some of which were previously considered as non-correlating.

In addition, the industry has changed its approach to providing coverage for terrorism risk. On commercial property business written in 2002, Transatlantic generally excluded terrorism coverage, choosing rather to provide terrorism-specific covers on a limited basis with strict pricing guidelines. This approach will continue into 2003, as ceding companies seek reinsurance protection for losses falling outside of the federal government's coverage stipulated in the Terrorism Risk Insurance Act (TRIA), signed into law in late 2002. Also, we are closely reviewing exposures emanating from non-certified acts of terrorism – that is, acts not covered by TRIA.

Our Property department offers a broad array of traditional property reinsurance products on both a treaty and facultative basis. In 2002, we continued to focus on treaty pro rata and catastrophe excess-of-loss covers written on a traditional or industry loss warranty basis. We offer these products across a number of property lines, includ-

The Americas-
Net Premiums
Written
(in millions of dollars)


953
1,138
1,550
00
01
02

Worldwide-
Major Specialty
Casualty Lines*
(net premiums written in
millions of dollars)


484
491
664
00
01
02

*Includes medical malpractice, accident and health, directors' and officers' liability, other professional liability and environmental impairment liability lines.

ing: homeowners, commercial, auto physical damage, on-shore energy and inland marine. Early in the year, we partnered with certain of our clients to launch a lease enhancement product, which enabled us to further diversify our property book.

Our Facultative Property unit offers one of the largest capacities available in the broker market and covers a broad spectrum of business that includes international exposures, lines written on an excess and surplus basis and classes such as on-shore energy, inland marine and contingency. While we focus primarily on mid-to-high excess layers, we are one of the few domestic market participants willing to offer capacity on a pro rata and/or primary first loss basis.

Looking ahead, Transatlantic should benefit from an expected rise in primary property rates in 2003, particularly in the catastrophe and commercial areas. Despite the influx of new capital to the market since September 11, 2001, market capacity for 2003 should remain below pre-2002 levels for the foreseeable future.

We are confident that our large capacity, financial credentials and technical expertise will, as always, distinguish us from our competition.

NON-TRADITIONAL The Non-Traditional department customizes products that utilize a combination of risk transfer and financing principles to solve unique reinsurance problems.

In 2002, we developed new programs to help a select group of cedants to manage the challenges of a difficult market and to relieve strain on their capital. Our "whole company" approach leverages Transatlantic's existing client relationships and the underwriting skills of other departments.

Going forward, we remain optimistic that the ongoing hardening in the traditional markets will improve the outlook for certain non-traditional alternatives in 2003.

TORONTO

During 2002, Transatlantic's Toronto branch continued to expand its core lines of property and casualty business. In particular, our Canadian property treaty and facultative portfolios grew significantly, and we remained a market leader in Canada in the surety line. For the year, net premiums written rose 53 percent over 2001, to $54 million.

The progress of Transatlantic in Canada during 2002 can be attributed to several factors. First and foremost, market conditions have improved appreciably, in part due to the heightened risk of catastrophic loss across multiple lines - some of which had previously been considered non-correlating prior to the terrorist attack on the U.S. in September 2001. In addition, certain classes such as marine and specialty casualty have lost considerable market support due to elevated loss activity – and, consequently, rates for these classes have increased substantially, while terms and conditions have become more restrictive.

Second, continued merger and acquisition activity involving both the primary and reinsurance sectors resulted in certain of our competitors scaling back operations or leaving the market entirely. With fewer alternatives available to ceding companies, our premier financial strength enabled us to attract new opportunities from a variety of sources across all ten provinces of Canada. Ontario once again proved our largest source of business during the year, while Quebec remained our second largest market. Finally, our experienced underwriting staff has been able to capitalize on the improving marketplace.

The year 2003 should present many opportunities for Transatlantic. Rates for all lines of business are on the rise, and we stand ready to take advantage of the hardening market conditions. Fewer reinsurers are providing the kind of valuable facultative support to clients that we do; consequently, we expect the facultative portion of our business to continue to grow significantly.

LATIN AMERICA AND THE CARIBBEAN

The efficient structuring of our Miami-based Latin American and Caribbean Division on the basis of product lines continued to benefit us in 2002. The Division succeeded in influencing terms and conditions in the marketplace and in increasing its penetration within its existing client base. Net premiums written rose 49 percent from 2001, to $133 million.

Rates continued to harden due to the continuing impact of the September 11th terrorist attack, the deterioration of prior-year industry underwriting results and an anemic investment environment. As a result, we grew our Latin American and Caribbean portfolio in 2002 despite difficult economic and political conditions in many locations throughout the region. Moreover, because we have truly dedicated resources within the region, we were able to maintain a strong competitive presence during a period of accelerating industry consolidation.

Both our regional representative offices, in Buenos Aires and Rio de Janeiro, continued to effectively serve their important markets. In addition, our strong relationship with a key ceding company in Puerto Rico, which provides us with access to that important marketplace, benefited us. We were also able to make progress in the Dominican Republic and Mexico. Moreover, we are succeeding with our marketing efforts within the Andean region, as we continue to position ourselves to take advantage of the withdrawal of our competitors there.

The Latin American and Caribbean Division continues to succeed by capitalizing on the long-term personal relationships it enjoys with clients and by tailoring products that best meet their needs. In addition, Transatlantic's financial strength and claims-paying ability provide clients with the security that they demand. The Division's major source of business remains proportional property treaties. This line has swelled in relation to the balance of the regional portfolio, due to recent increases in primary pricing. Nevertheless, we see signs of real growth in other lines, such as surety and other casualty classes, as we continue to seek greater product diversification in the portfolio.

Transatlantic's strategy for the region in 2003 is to strengthen relationships with clients at every level within their respective organizations, while also targeting locally owned and managed operations. The prospects for this year are favorable, particularly in the property facultative area, as we are well positioned to capitalize on current market conditions.


STRONG
TELEPHONE
RESOURCEFUL
SKILLFUL

EUROPE

Fueled by gains in our motor and property lines, net premiums written by our extensive European operations increased 24 percent to $849 million, in a much-improved market across most classes. Our status as a well-established and stable reinsurer with premier financial strength continued to serve us well during the year.

LONDON

In 2002, Transatlantic's London office achieved significant growth: Net premiums written grew 29 percent from 2001, to $527 million, with all market sectors contributing to the increase.

As in other regions of the world, our success in London had several causes: firming market conditions; the office's ability to expand its participation in favorably priced lines; and ceding companies' increasing demand – amidst market turmoil and the withdrawal of certain competitors – for secure and financially strong sources of significant reinsurance capacity, such as Transatlantic. The branch's key markets were already in the midst of change prior to September 11, 2001; but the impact of that day significantly weakened many of our competitors and accelerated the trend towards tighter underwriting and improved pricing.

During the year, the London office significantly expanded its motor proportional business in the U.K. and took advantage of greatly increased rates in the long-underperforming aviation market to increase its writings there. Our position as a lead market for catastrophe reinsurance enabled us to take full advantage of improving rates and conditions. In addition, tightening treaty markets led to new facultative demand; consequently, our underwriters were able to make substantial inroads in both the property and engineering classes. Premiums in these areas increased dramatically.

In 2002, the London office's motor book remained its largest source of business, accounting for 32 percent of its overall portfolio. Transatlantic is recognized as a major force in the U.K. market in this class. Property, marine and specialty casualty (including medical



OUR PRIME EUROPEAN LOCATIONS – IN LONDON, PARIS AND ZURICH – **COORDINATE** THEIR EFFORTS IN **DEVELOPING** OUR BUSINESS THROUGHOUT THE REGION.

malpractice and other professional liability) are also important lines for the branch. While we are generally excluding terrorism risk on commercial property lines, we are nonetheless providing terrorism-specific covers on a limited basis, with strict pricing guidelines.

The office was also able to stimulate demand for its products and services in territories such as Australia. In Sydney, Transatlantic's representative office obtained a license to underwrite reinsurance business as an authorized branch in Australia. Obtaining a license to trade in Australia has given us improved access to, and a higher profile in, this important venue. We see opportunities for Transatlantic there – especially in the motor and liability sectors, where the decline in insurance capacity has forced the federal government into a series of wide-ranging legislative reforms that clearly benefit us.

Transatlantic also maintains an exclusive South African representative arrangement in Johannesburg that is managed through the London office. The facility provides access to the direct production resources in that region.

As a company, we continue to distinguish ourselves in London with our recognized financial strength, our capacity to lead-underwrite business and the speed and reliability of our service. Moreover, we have proven ourselves to be both enterprising and disciplined in this market, achieving strong premium growth even as we have trimmed the number of contracts on our books.

For 2003, we foresee some challenges, including further competition from the start-up Bermudan reinsurers. Nonetheless, growth of our London book should continue – propelled by additional needed increases in original rates and improved terms and conditions.

PARIS

For the year, net premiums written by our Paris office rose 10 percent over 2001, to $151 million, as the branch strengthened relationships with key clients in its major territories – France, Germany, Eastern Europe and Turkey. In a competitive environment dominated by large Europe-based reinsurers, we continued to build on our reputation as excellent security and a responsive and innovative reinsurer with lead capabilities in all lines of business. In fact, Transatlantic is becoming an increasingly popular alternative to traditional, slower-moving reinsurers in many European territories.

In 2002, the Paris branch was also able to build a more balanced portfolio, developing lines of business outside of its mainstays – motor and property – such as credit, aviation and specialty casualty. In addition, the office improved the geographical balance of its business over the prior year.

Much of the Paris office's success in 2002 was attributable to its ability to take advantage of the improving conditions, including reduced market capacity, in most European territories. Regional rates in classes such as property, marine, aviation and specialty casualty rose significantly in the aftermath of the terrorist attack on the U.S. in September 2001.

In addition, by adhering to our strict underwriting standards and tight control of aggregates, we were able to


Europe-
Net Premiums
Written
(in millions of dollars)
625
687
849
00
01
02

avoid the high level of 2002 European flood losses that other reinsurers suffered. In certain markets and classes where much-needed price improvements were absent – due, in part, to the influence of large local reinsurers – we significantly reduced our participation. Other notable positive factors included the office's increased property catastrophe capacity and the strength of its motor line.

Thanks to the progress made by the Paris branch in 2002 and the recent withdrawal of some large European reinsurers from the market, prospects for this office are favorable. We foresee further rate increases and tightening of terms and conditions in most of its major business lines and territories.

ZURICH

2002 represented another step forward for our Trans Re Zurich (TRZ) subsidiary. TRZ achieved strong growth during the year, while at the same time maintaining the disciplined underwriting standards that continue to be of such great importance even in this improved market setting. The Zurich-based company's net premiums written grew 22 percent from 2001, to $171 million, despite a marked cutting back of accounts that did not meet Transatlantic's underwriting standards.

TRZ continued to generate solid premium growth across virtually all lines of business – and in its most significant territory, Italy. In addition, TRZ further defined its role in accident and health classes by positioning itself as a niche reinsurer, allocating capacity chiefly to preferred clients.

Also, during the year, TRZ benefited from the expansion of its business relationship with Kuwait Reinsurance Company (K.S.C.) – in which Transatlantic Reinsurance Company holds a 40 percent interest. We expect that TRZ will see an increase in quality business from the Middle East in the coming year, as the effect of our implementation of business strategies at Kuwait Re yields favorable results. We are, of course, mindful of the tense situation in the region – and will be monitoring the impact of future events and potential risks to our business carefully.

Since the 2001 terrorist attack on the U.S., there has been a clear demand for high-quality reinsurance in the regions serviced by TRZ. In light of the notable withdrawal of certain major reinsurers from the market and a reduction of capacity, TRZ is seen as one of a diminishing number of reinsurers that the marketplace identifies as stable and high-caliber security. TRZ also continues to successfully communicate its other strengths to cedants, including: its status as a full-service reinsurer; the experienced team of specialists it retains for all major lines; its access to Transatlantic's resources worldwide; and the accessibility of its in-house actuarial team.

For 2003, we anticipate further strong premium growth in virtually all of TRZ's lines of business and its core territories, with terms that should be more beneficial than in prior years. TRZ's strategy will continue to be to allocate capacity selectively to its chosen core clients, while maintaining strict underwriting guidelines and writing specially tailored coverages when opportunities arise.


GLOBAL
COMMITTED
DISCIPLINED

Asia-
Net Premiums Written
(in millions of dollars)



80
81
101
00
01
02



Hong Kong
Shanghai
Tokyo

ASIA

Recognizing the demand within Asia for quality lead reinsurance capacity, Transatlantic's Asia Pacific operations, which include the Hong Kong and Tokyo branches and Shanghai representative office, focused on key ceding companies in the region in 2002 and wrote large shares on both their treaty and facultative programs. Net premiums written by the Hong Kong office rose 21 percent over the prior year, to $67 million, while Tokyo office premium volume increased 36 percent from 2001, to $34 million – thanks to a hardening rate environment and our recognized financial strength.

Capacity in the region has been strained by the burden of losses affecting the world market from the September 2001 terrorist attack in the U.S., thereby affording well-positioned reinsurers like Transatlantic opportunities for growth. Furthermore, certain European-based reinsurers have reduced their presence and underwriting authority in the region, exercising greater control than before from their respective home offices. Consequently, our underwriters are frequently more responsive to their clients' needs.

In the Hong Kong office, the treaty portfolio in important markets such as Taiwan and South Korea showed substantial improvement in terms and conditions in 2002. In the Japan branch, we underwrote treaties reflecting the significant rise in property catastrophe rates – and also staked out important positions in new non-catastrophe household treaty programs, as well as in desirable motor business.

On the facultative side, we benefited as property rates, terms and conditions greatly improved throughout the region, especially in Taiwan and South Korea, where our market penetration increased sharply. In particular, we took advantage of the improved rate environment to eliminate less attractive accounts and to expand our position on larger, more profitable business.

Since the terrorist attack of September 11, Transatlantic's Asia Pacific branches have generally excluded terrorism coverage from their commercial lines. They have, however, provided stand-alone coverage for such catastrophic perils on a limited basis, subject to strict underwriting guidelines.

Overall, we expect that local markets will continue to improve in 2003. While certain new market participants are providing cheaper short-term capacity in parts of the region, we expect, nevertheless, to compete successfully, supported by: our staff's product expertise, local knowledge and underwriting authority; its ability to provide risk management and risk engineering advice; our long-term commitment to the region; and our unique status in Tokyo as the only professional foreign reinsurer with a license to write business in Japan. Furthermore, having been established as a strong local presence for more than twenty years, the Tokyo branch remains uniquely placed to understand client needs and create enduring partnerships across all lines of business.

WITH A **STRONG**, DEBT-FREE BALANCE SHEET AND A **CONSERVATIVE** INVESTMENT PHILOSOPHY, TRANSATLANTIC IS BUILT ON A FOUNDATION OF **FINANCIAL STRENGTH** – THE KEY TO OUR CONTINUED **SUCCESS**.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

FINANCIAL REPORT

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Report and other publicly available documents may include, and Transatlantic Holdings, Inc. and its subsidiaries (collectively, TRH) officers and representatives may from time to time make, statements which may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts but instead represent only TRH's belief regarding future events and financial performance, many of which, by their nature, are inherently uncertain and outside of TRH's control. These statements may address, among other things, TRH's strategy and expectations for growth, product development, government and industry regulatory actions, market conditions, financial results and reserves, as well as the expected impact on TRH of natural and man-made (*e.g.*, terrorist attacks) catastrophic events and political, economic, legal and social conditions. It is possible that TRH's actual results, financial condition and expected outcomes may differ, possibly materially, from those anticipated in these forward-looking statements. Important factors that could cause TRH's actual results to differ, possibly materially, from those discussed in the specific forward-looking statements may include, but are not limited to, uncertainties relating to economic conditions and cyclical industry conditions, credit quality, government and regulatory policies, volatile and unpredictable developments (including natural and man-made catastrophes), the legal environment, the reserving process, the competitive environment in which TRH operates, interest rate and foreign currency exchange rate fluctuations, and the uncertainties inherent in international operations, and are further discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations. TRH is not under any obligation to (and expressly disclaims any such obligations to) update or alter any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

SELECTED CONSOLIDATED FINANCIAL DATA

The following Selected Consolidated Financial Data is prepared in accordance with accounting principles generally accepted in the United States of America. Such data include the results of TRZ subsequent to the date of its acquisition by TRC in mid-1996 accounted for as a purchase. The financial information below should be read in conjunction with the Consolidated Financial Statements and accompanying notes included elsewhere herein.

Years Ended December 31,	2002	2001	2000
(in thousands, except per share data and ratios)			
Statement of Operations Data:			
Net premiums written	$2,500,159	$1,905,647	$1,658,579
Net premiums earned	2,369,452	1,790,339	1,631,536
Net investment income	252,026	240,083	234,485
Realized net capital (losses) gains	(5,951)	(240)	33,098
Revenues	2,615,527	2,030,182	1,899,119
Operating income (loss)	188,417	(33,786)	268,064
Income (loss) before income taxes and cumulative effect of accounting changes	188,320	(34,107)	267,982
Income before cumulative effect of accounting changes	169,318	18,892	211,638
Cumulative effect of accounting changes [1]	—	—	—
Net income	169,318	18,892	211,638
Per Common Share: [2]			
Income before cumulative effect of accounting changes: [3]			
Basic	$ 3.24	$ 0.36	$ 4.06
Diluted	3.21	0.36	4.03
Net income: [3]			
Basic	3.24	0.36	4.06
Diluted	3.21	0.36	4.03
Cash dividends declared	0.40	0.38	0.35
Share Data: [2] [3]			
Weighted average common shares outstanding:			
Basic	52,302	52,224	52,127
Diluted	52,755	52,736	52,475
Balance Sheet Data (at year end):			
Investments and cash	$5,587,530	$5,004,431	$4,391,226
Assets	7,286,525	6,741,303	5,522,672
Unpaid losses and loss adjustment expenses	4,032,584	3,747,583	3,077,162
Unearned premiums	707,916	553,734	418,621
Stockholders' equity	2,030,767	1,846,010	1,856,365
Return on Equity [4]	9.3%	1.1%	11.2%

(1) Represents a benefit of $47,000 and a charge of $660 for the cumulative effect of adoption of accounting standards related to income taxes (SFAS No. 109) and postretirement benefits (SFAS No. 106), respectively.

(2) Share and per share data have been retroactively adjusted, as appropriate, to reflect common stock splits.

(3) All periods reflect the adoption of the accounting standard related to earnings per share (SFAS No. 128).

(4) Return on equity is net income, excluding cumulative effect of accounting changes and realized net capital (losses) gains, net of income taxes, expressed as a percentage of average stockholders' equity, excluding net unrealized appreciation (depreciation) of investments, net of income taxes.

	1999	1998	1997	1996	1995	1994	1993	10-Year Annual Compound Growth Rate
	$1,498,524	$1,393,700	$1,294,136	$1,142,515	$1,009,227	$ 866,665	$ 631,023	17.9%
	1,484,634	1,380,570	1,259,251	1,130,633	981,177	851,183	581,056	17.4
	230,739	222,000	207,646	192,636	172,876	153,594	138,902	6.8
	82,793	120,899	32,939	18,668	11,119	14,911	5,697	—
	1,798,166	1,723,469	1,499,836	1,341,937	1,165,172	1,019,688	725,655	15.5
	236,235	323,580	236,096	197,518	165,320	122,545	96,573	8.3
	236,097	323,351	234,726	196,320	163,799	119,262	93,618	8.4
	187,362	247,523	185,500	154,860	131,858	101,627	86,743	9.0
	—	—	—	—	—	—	46,340	—
	187,362	247,523	185,500	154,860	131,858	101,627	133,083	9.0
	$ 3.60	$ 4.76	$ 3.58	$ 2.99	$ 2.55	$ 1.97	$ 1.68	8.8%
	3.58	4.73	3.56	2.98	2.55	1.97	1.68	8.7
	3.60	4.76	3.58	2.99	2.55	1.97	2.58	8.8
	3.58	4.73	3.56	2.98	2.55	1.97	2.58	8.7
	0.32	0.29	0.26	0.22	0.19	0.16	0.13	13.6
	52,056	51,955	51,819	51,711	51,613	51,530	51,494	—
	52,324	52,297	52,126	51,890	51,788	51,636	51,624	—
	$4,333,462	$4,328,833	$3,992,519	$3,589,889	$2,987,915	$2,497,062	$2,361,067	10.7%
	5,480,198	5,253,249	4,834,980	4,379,141	3,898,967	3,457,779	3,169,581	9.9
	3,304,931	3,116,038	2,918,782	2,733,055	2,388,155	2,167,316	1,890,178	8.6
	397,783	386,652	366,640	343,936	291,568	249,098	222,625	—
	1,642,517	1,610,139	1,356,659	1,137,306	988,502	763,368	771,854	13.7
	8.7%	12.7%	14.6%	14.7%	14.9%	12.7%	13.5%	—

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL STATEMENTS

The following discussion refers to the consolidated financial statements of Transatlantic Holdings, Inc. and its subsidiaries (collectively, TRH) as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, which are presented elsewhere herein. TRH's principal operating subsidiaries are Transatlantic Reinsurance Company (TRC), Trans Re Zurich (TRZ) and Putnam Reinsurance Company (Putnam).

As of December 31, 2002, 2001 and 2000, American International Group, Inc. (AIG, and collectively, with its subsidiaries, the AIG Group) beneficially owned approximately 60% of the Company's outstanding shares. Financial data discussed below have been affected by certain transactions between TRH and the AIG Group. (See Notes 10, 12 and 14 of Notes to Consolidated Financial Statements.)

CRITICAL ACCOUNTING ESTIMATES

Our discussion and analysis of the financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates and judgments that affect the reported amounts and related disclosures. We rely on historical experience and on various other assumptions, that we believe to be reasonable under the circumstances, to make judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates.

We believe the following represent our most important accounting policies as they require management's most significant exercise of judgment on both a quantitative and qualitative basis used in the preparation of TRH's consolidated financial statements and footnotes. The accounting estimates that result from the application of these policies require the use of assumptions about certain matters that are highly uncertain at the time of estimation.

Loss Reserves—TRH's unpaid losses and loss adjustment expenses, net of reinsurance recoverable thereon, represent estimates of future liability and related reinsurance recoverable for losses occurring on or prior to the balance sheet date. Net losses and loss adjustment expenses are charged to income as incurred. Unpaid losses and loss adjustment expenses are principally based on reports and individual case estimates received from ceding companies. A provision is included for losses and loss adjustment expenses incurred but not reported (IBNR) on the basis of past experience and other factors. The methods of making such estimates and for establishing the resulting reserves and related recoverables are continually reviewed and updated, and any adjustments resulting therefrom are reflected in income currently. Provisions for inflation and "social inflation" (*e.g.,* awards by judges and juries which progressively increase in size at a rate exceeding that of general inflation) are implicitly considered in the overall reserve setting process as an element of numerous judgments which are made as to expected trends in average claim severity.

Loss and loss adjustment expense reserves, net of related reinsurance recoverables, include amounts for risks related to environmental impairment and asbestos-related illnesses totaling $89 million and $81 million at December 31, 2002 and 2001, respectively. The majority of TRH's environmental and asbestos-related liabilities arise from contracts entered into after 1984. These obligations generally arose from contracts underwritten specifically as environmental or asbestos-related coverages rather than from standard general liability coverages where the environmental or asbestos-related liabilities were neither clearly defined nor specifically excluded. The reserves carried for such claims, including IBNR, are based upon known facts and current law. However, significant uncertainty exists as, among other things, there are inconsistent court resolutions and judicial interpretations with respect to underlying policy intent and coverage and uncertainties as to the allocation of responsibility for resultant damages.

Additionally, loss and loss adjustment expense reserves, net of related reinsurance recoverables, include amounts resulting from the September 11, 2001 terrorist attack which are principally related to property (including business interruption), other liability, workers' compensation and aviation coverages. These amounts are subject to significant uncertainty due to a variety of issues such as coverage disputes, the assignment of liability and a potentially long latency period for claims due to respiratory disorders and stress. As of December 31, 2002, unpaid losses and loss adjustment expenses, net of reinsurance recoverable, related to this event totaled $170 million.

Because the reserving process is inherently difficult and subjective, actual net losses and loss adjustment expenses may materially differ from reserves and related reinsurance recoverables reflected in TRH's consolidated financial statements, and accordingly, may have a material effect on future results of operations. And while there is also the possibility of changes in statutes, laws, regulations and other factors that could have a material effect on these liabilities and, accordingly, future earnings, TRH believes that its claims reserves carried at December 31, 2002 are adequate.

Deferred Acquisition Costs—Acquisition costs, consisting primarily of net commissions incurred on business conducted through reinsurance contracts or certificates, are deferred, and then amortized over the period in which the related premiums are earned, generally one year. Anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the contracts are considered in determining acquisition costs to be deferred. Anticipated investment income is not considered in the deferral of acquisition costs. If the level of actual losses and loss adjustment expenses and estimated remaining costs of servicing the contracts materially differs from anticipated levels used in determining the amount of acquisition costs to be deferred, future results of operations may be affected, perhaps materially.

OPERATIONAL REVIEW

Impact of September 11th Terrorist Attack on the United States

Results for 2001 include pre-tax net losses and loss adjustment expenses of $200 million from the September 11th terrorist attack, or $130 million after tax. The pre-tax net loss estimate is comprised of gross incurred losses and loss adjustment expenses of approximately $500 million less related reinsurance ceded of approximately $300 million. The losses recorded for this event represent TRH's estimate of ultimate losses based upon information presently available. Net loss payments related to this event were not material to 2002 or 2001 operating cash flow.

Results of Operations

TRH derives its revenue from two principal sources: premiums from reinsurance assumed net of reinsurance ceded (*i.e.*, net premiums earned) and income from investments. Premiums are earned primarily on a pro rata basis over the term of the related coverages. Unearned premiums and prepaid reinsurance premiums represent the portion of gross premiums assumed and reinsurance ceded, respectively, relating to the unexpired terms of such coverages. The relationship between net premiums written and net premiums earned will, therefore, vary depending generally on the volume and inception dates of the business assumed and ceded and the mix of such business between pro rata and excess-of-loss reinsurance.

The following table shows net premiums written, net premiums earned and net investment income of TRH for the periods indicated:

Years Ended December 31,	**2002**		2001		2000	
(dollars in millions)	**Amount**	**Change From Prior Year**	Amount	Change From Prior Year	Amount	Change From Prior Year
Net premiums written	**$2,500.2**	**31.2%**	$1,905.6	14.9%	$1,658.6	10.7%
Net premiums earned	**2,369.5**	**32.3**	1,790.3	9.7	1,631.5	9.9
Net investment income	**252.0**	**5.0**	240.1	2.4	234.5	1.6

For the period under discussion, the reinsurance market has been characterized by significant competition worldwide in most lines of business. In late 2000 and continuing through 2001, rate increases, which were achieved in many lines, intensified after the net industry surplus drain occurring as a result of the September 11, 2001 terrorist attack. Market conditions for reinsurers generally continued to improve throughout 2002 as rates increased and terms and conditions generally became more restrictive.

Insurance industry estimates of losses from the September 11, 2001 attack originally ranged from $30 billion to $70 billion and made this event the most costly insured catastrophe ever. The range of expected industry loss remains broad due to the unprecedented nature of this event and the many lines of business affected. Attracted by the improved market conditions resulting from this decline in industry capacity, additional capital entered the market in late 2001 and into 2002 through the formation of new companies, principally in Bermuda, and through the addition of capital to certain existing companies. The additional market capacity has spurred additional competition, particularly in catastrophe exposed lines, and may lessen the magnitude of pricing improvements resulting from the burden of industry costs from September 11 going forward. While TRH believes that rate increases will continue through at least 2003, TRH cannot predict, with any reasonable certainty, future market conditions.

In 2002 compared to 2001, the net premiums written increase resulted from significant rate increases and, to a lesser extent, increased coverage provided. The increase in net premiums written in 2001 compared to 2000 resulted from increased coverage provided and, to a lesser extent, rate increases. In 2002 and 2001, as compared to the immediately prior years, premium increases were primarily from treaty business. On a worldwide basis, casualty lines business represented 73.9% of net premiums written in 2002 versus 79.2% and 76.7% in 2001 and 2000, respectively. The balance represented property lines. Treaty business represented 95.4% of net premiums written in 2002 versus 95.7% in 2001 and 96.3% in 2000. The balance represented facultative accounts.

Of the total increase in net premiums written in 2002 compared to 2001, domestic net premiums written increased by $349.6 million, or 34.5%, to $1,362.6 million, with significant increases recorded in specialty casualty (principally directors' and officers' liability, professional liability and medical malpractice), property, general casualty and ocean marine and aviation lines.

Net premiums written by international offices increased in 2002 by $244.9 million, or 27.4%, over the prior year, to $1,137.6 million. All of the international offices recorded increases in net premiums written, led by London, TRZ and Miami (serving Latin America and the Caribbean). International net premiums written increased significantly in property, auto liability and specialty casualty (principally medical malpractice and other professional liability) lines. International business represented 45.5% of 2002 net premiums written compared to 46.8% in 2001.

Of the total increase in net premiums written in 2001 compared to 2000, domestic net premiums written increased by $167.5 million, or 19.8%, to $1,013.0 million, with significant increases recorded in auto liability, general casualty and professional liability lines. These increases were partially offset by significant decreases in accident and health and aviation lines.

Net premiums written by international offices increased in 2001 by $79.6 million, or 9.8%, over the prior year, to $892.7 million. The majority of international offices recorded increases in net premiums written, led by London and TRZ. International net premiums written increased significantly in auto liability and professional liability lines. These increases were partially offset by significant decreases in aviation and accident and health lines. International business represented 46.8% of 2001 net premiums written compared to 49.0% in 2000.

Generally, reasons for increases in gross premiums written between years are similar to those for net premiums written. In 2002, ceded premiums written and earned increased over 2001. Such increase was caused by the higher cost of reinsurance coverage and additional coverage purchased (including catastrophe coverage) in 2002 over the prior year offset, in part, by a reduction in ceded premiums written resulting from certain domestic contracts in the specialty casualty area wherein a portion of premiums assumed under those agreements were retroceded to non-affiliates. In 2001 over 2000, ceded premiums written and earned increased dramatically over the prior year due also to the higher cost of reinsurance coverage and additional coverage purchased as well as increases related to the aforementioned domestic specialty casualty contracts.

As further discussed in Notes 12 and 14 of Notes to Consolidated Financial Statements, TRH transacts a significant amount of business assumed and ceded with subsidiaries of AIG. TRH either accepts or rejects the proposed transactions with such companies based on its assessment of risk selection, pricing, terms and conditions.

With respect to net premiums earned, the increase in each of 2002 and 2001 compared to the respective prior year amounts resulted primarily from the growth in net premiums written in both years.

Net investment income increased in 2002 compared to 2001, due principally to an increase in interest from fixed maturities. This increase resulted primarily from the increased level of operating cash flow in 2002 compared to 2001 and, to a lesser extent, the positive impact of foreign exchange from investment income earned in certain of our international locations, offset, in part, by the impact of lower interest rates on fixed maturities purchased compared to interest rates on fixed maturities sold or matured. (See cash flow discussion under Financial Condition and Liquidity). Net investment income increased in 2001 compared to 2000 due to an increase in income from equities and in other interest income, offset, in part, by a reduction in interest income from fixed maturities, due principally to lower interest rates on fixed maturities purchased compared to interest rates on fixed maturities sold or matured. (See Note 3 of Notes to Consolidated Financial Statements.)

The property and casualty insurance and reinsurance industries use the combined ratio as a measure of underwriting profitability. The combined ratio reflects only underwriting results, and does not include income from investments. Generally, a combined ratio under 100 indicates an underwriting profit and a combined ratio exceeding 100 indicates an underwriting loss. Underwriting profitability is subject to significant fluctuations due to competition, natural and man-made catastrophic events, economic and social conditions, foreign currency exchange rate fluctuations, interest rates and other factors. The combined ratio represents the sum of the loss and loss adjustment expense ratio and the underwriting expense ratio. The loss and loss adjustment expense ratio represents net losses and loss adjustment expenses divided by net premiums earned, while the underwriting expense ratio represents the sum of net commissions and other operating expenses expressed as a percentage of net premiums written.

The following table presents loss and loss adjustment expense ratios, underwriting expense ratios and combined ratios for consolidated TRH, and separately for its domestic and international components, for the years indicated:

Years Ended December 31,	**2002**	2001	2000
Consolidated:			
Loss and loss adjustment expense ratio	**75.8**	87.2	73.4
Underwriting expense ratio	**26.5**	27.7	26.5
Combined ratio	**102.3**	114.9	99.9
Domestic:			
Loss and loss adjustment expense ratio	**73.0**	86.2	66.7
Underwriting expense ratio	**27.6**	29.7	28.6
Combined ratio	**100.6**	115.9	95.3
International:			
Loss and loss adjustment expense ratio	**79.2**	88.3	80.4
Underwriting expense ratio	**25.2**	25.3	24.3
Combined ratio	**104.4**	113.6	104.7

There were no significant catastrophe losses occurring during 2002. In addition, as a result of net increases in estimates of losses occurring in prior years, based principally upon factors discussed above under Critical Accounting Estimates, net losses and loss adjustment expenses were increased by $339.1 million in 2002. Of this amount, in the fourth quarter of 2002, TRH recorded an increase to net loss and loss adjustment expense reserves of $100 million ($55 million domestic and $45 million international), resulting in a $65 million after-tax charge to net income. Such net reserve increase was largely caused by the impact of losses principally occurring between 1998 and 2000 in certain casualty lines. Such lines include other liability (a portion of which represents certain specialty casualty classes such as directors' and officers' liability and professional liability other than medical malpractice), medical malpractice and surety. This fourth quarter reserve adjustment was based primarily on an unexpected increase in the frequency and severity of reported claims late in the year reflecting industry-wide trends. The aforementioned fourth quarter increase to net loss and loss adjustment expense reserves added 4.2 to each of the loss and loss adjustment expense and combined ratios for consolidated, domestic and international operations. In addition, as a result of greater than expected reported loss activity in 2002 indicating that TRH's estimates as of the end of 2001 of the ultimate amounts of losses occurring in 2001 and prior years required a further net increase, significant adverse development was also recorded in 2002 on losses occurring in 1998 through 2001 in the auto liability and aviation lines and in 1999 through 2001 in the accident and health line. These increases to incurred losses were partially offset by favorable development on losses occurring in 2001, principally in fire and allied lines and other liability lines.

TRH's 2001 results include net pre-tax catastrophe losses of $215 million (domestic—$115 million; international—$100 million), $200 million of which represents the cost of the September 11th attack. 2001 results also include pre-tax losses of $60 million (domestic) for reinsurance exposure related to Enron Corporation. Such events added 15.4, 18.7 and 11.7 to each of the loss and loss adjustment expense and combined ratios for consolidated, domestic and international operations, respectively.

In addition, as a result of net increases in estimates of losses occurring in prior years, net losses and loss adjustment expenses were increased by $35.7 million. Significant adverse development was recorded in 2001 on losses occurring in 1994 through 1998 in medical malpractice, 1997 through 2000 in auto liability, 1998 and 1999 in accident and health and 2000 in the fire line. These increases to incurred losses were partially offset by favorable development in 2001 on losses occurring primarily from 1990 through 1996 and 1999 through 2000 in the other liability line.

2000 catastrophe losses had an immaterial impact on that year's results. In addition, as a result of net increases in estimates of losses occurring in prior years, net losses and loss adjustment expenses were increased by $14.4 million in 2000. In particular, significant adverse development was recorded in 2000 on losses occurring in 1998 and 1999 in fire and allied lines. These increases to incurred losses were partially offset by favorable development in 2000 on losses occurring primarily in 1994 through 1999 in the other liability line.

With respect to ceded incurred losses, 2001 amounts are significantly higher than comparable 2002 or 2000 amounts due largely to ceded losses in 2001 related to the September terrorist attack.

While TRH believes that it has taken appropriate steps to control its exposure to possible future catastrophe losses, the occurrence of one or more catastrophic events of unanticipated frequency or severity, such as a terrorist attack, earthquake or hurricane, that causes insured losses could have a material adverse effect on TRH's results of operations, liquidity or financial position. Current techniques and models may not accurately predict the probability of catastrophic events in the future and the extent of the resulting losses. Moreover, one or more catastrophe losses could weaken TRH's retrocessionnaires and result in an inability of TRH to collect reinsurance recoverables.

The underwriting expense ratio decreased in 2002 compared to 2001 due to decreases of 0.6 in each of the net commission component and the other operating expense component of the ratio. With respect to the net commission component, the decreases between years result from decreases in Domestic and International-Other business, offset, in part, by an increase in International-Europe, all due largely to slight changes in the mix of business between periods. With respect to the other operating expense component, the decreases between years are due to the fact that the rates of increase in other operating expenses, spread through all segments, are significantly exceeded by the rates of increase of net premiums written for the respective periods. The underwriting expense ratio increased in 2001 compared to 2000 due principally to an increase in the commission ratio. This increase was caused, in large part, by a slight shift in the mix of business between years, including an increase in 2001 of ceded excess-of-loss premiums which have minimal ceding commissions.

Other deductions generally include currency transaction gains and losses and other miscellaneous income and expense items.

Pre-tax realized net capital (losses) gains totaled ($6.0) million in 2002, ($0.2) million in 2001 and $33.1 million in 2000. Such gains and losses are generally the result of investment dispositions which reflect TRH's investment and tax planning strategies to maximize after-tax income. In 2002 only, realized net capital losses include write-downs totaling $12.1 million and $1.8 million of equities available for sale and fixed maturities available for sale, respectively, related to certain of such securities that, in the opinion of management, had experienced a decline in market value that was other than temporary. (See discussion under Financial Condition and Liquidity for criteria used in determination of such write-downs.)

Income (loss) before income taxes was $188.3 million in 2002, ($34.1) million in 2001 and $268.0 million in 2000. The increase in income before income taxes in 2002 compared to the prior year resulted, in large part, from the absence of significant catastrophe losses in 2002. The other large loss items identified above in 2002 (fourth quarter increase in net loss reserves) and 2001 (loss related to Enron reinsurance exposure) also significantly affected income (loss) before income taxes in those years. The decrease in income before income taxes in 2001 compared to 2000 resulted principally from a high level of catastrophe losses and the loss due to Enron reinsurance exposure in 2001 and a change from realized net capital gains in 2000 to realized net capital losses in 2001.

Federal and foreign income tax expense (benefit) of $19.0 million, ($53.0) million and $56.3 million were recorded in 2002, 2001 and 2000, respectively. The Company and its domestic subsidiaries, TRC (which includes foreign operations) and Putnam, filed consolidated federal income tax returns for the years under discussion, except those for 2002 which are not yet due. The tax burden among the companies is allocated in accordance with a tax sharing agreement. TRC will also include as part of its taxable income or loss those items of income of the non-U.S. subsidiary, TRZ, which are subject to U.S. income tax currently, pursuant to Subpart F income rules of the Internal Revenue Code, and included, as appropriate, in the consolidated federal income tax return.

The effective tax rates, which represent the sum of current and deferred income taxes (benefits) divided by income (loss) before income taxes, were 10.1% in 2002, 155.4% in 2001 and 21.0% in 2000. The adjustments reconciling the "expected" tax expense (benefit) to actual tax expense (benefit) in each of the three years under discussion (as detailed in Note 4 of Notes to Consolidated Financial Statements) are similar in terms of their nature and relative size, except that the adjustment for tax-exempt interest has been steadily increasing as the size of the tax-exempt fixed maturity portfolio has grown in 2002 and 2001 over the respective immediately prior year.

However, in 2002 as compared to 2000, the lower effective tax rate is caused by the fact that adjustments reducing "expected" tax expense to actual tax expense represent a larger portion of pre-tax income in 2002 than in 2000. While these tax adjustments have increased, pre-tax income in 2002 (for the reasons discussed above) and the related "expected" tax expense have declined in 2002 as compared to 2000.

In 2001, the unusual effective tax rate results from the fact that the tax benefit exceeds the amount of pre-tax loss due to the ability of TRH to reflect the current benefit of carrying its current year tax net operating loss back to prior years ($17.7 million current tax benefit and a component of federal income tax recoverable on the balance sheet) and record a deferred tax benefit (included on the balance sheet as a deferred income tax asset of $19.6 million) for a minimum tax credit carryforward which, by law at that time, could be carried forward indefinitely. However, a change in the U.S. federal tax law extended the net operating loss carryback period to five years enabling TRH to utilize its tax net operating loss for 2001 currently. (See Note 4 of Notes to Consolidated Financial Statements.)

Net income and net income per common share on a diluted basis, respectively, were as follows: 2002—$169.3 million, $3.21; 2001—$18.9 million, $0.36; 2000—$211.6 million, $4.03. Reasons for the changes between years are as discussed earlier. Per share amounts have been retroactively adjusted, as appropriate, to reflect the 3-for-2 common stock split paid in July 2001. (See Note 7 of Notes to Consolidated Financial Statements.)

In the years under discussion, the after-tax impact of certain significant items included in net income are as follows: 2002—fourth quarter increase in net loss and loss adjustment expense reserves—$65.0 million; 2001—catastrophe losses—$139.8 million (including $130.0 million related to the terrorist attack); losses related to Enron reinsurance exposure—$39.0 million. After-tax realized net capital (losses) gains included in net income amounted to ($3.9) million in 2002, ($0.2) million in 2001 and $21.5 million in 2000.

Segment Results

(a) Domestic:

2002 compared to 2001—Domestic revenues increased over the prior year due primarily to increases in net premiums earned for reasons discussed earlier in the Operational Review. Income before income taxes for 2002 far exceeded the prior year amount due to improved underwriting results in 2002 resulting principally from reduced loss activity and, to a lesser extent, a reduction of the relationship of underwriting expenses to net premiums written, each as compared to 2001. (Also see combined ratio table earlier in Operational Review for relationships of elements of adjusted underwriting loss with net premiums written and earned.) Loss activity in 2002 includes a $55 million fourth quarter charge to net losses and loss adjustment expenses related to an increase in loss reserves as discussed earlier in the Operational Review. 2001 loss activity includes significant catastrophe losses and a charge related to Enron which are further discussed in the comparison of 2001 to 2000 below.

2001 compared to 2000—Domestic revenues were higher in 2001 due to increased net premiums written, as discussed earlier in the Operational Review, offset, in part, by a greater increase in net unearned premiums and a reduction in realized net capital gains in 2001 as compared to 2000. The greater increase in net unearned premiums in 2001 was due, in large part, to increased net premiums written volume in the 2001 period, differences in earnings patterns related to variances in the inception dates of business assumed and the mix of business between pro rata and excess-of-loss between periods. The difference between the loss before income taxes in 2001 compared to the income before income taxes in 2000 was primarily due to a $115 million increase in net pre-tax catastrophe losses (including $100 million related to September 11), a net pre-tax loss of $60 million from estimated reinsurance exposure related to Enron Corporation, a reduction of pre-tax realized net capital gains of $29.4 million and an increase in net acquisition costs—all in 2001 as compared to 2000.

Assets in 2001 significantly exceeded the 2000 amount due to the short-term investment of funds received under securities loan agreements, an increase in fixed maturities available for sale (see Accounting Standards (a) below discussing change in classification of certain fixed maturities) and an increase in reinsurance recoverable on paid and unpaid losses and loss adjustment expenses, related principally to 2001 catastrophe losses.

(b) International—Europe (London and Paris branches and TRZ):

2002 compared to 2001—European revenues increased compared to the prior year primarily due to increases in net premiums earned in London and Trans Re Zurich. The majority of these increases occurred in property and auto liability lines. Income before income taxes for 2002 far exceeded the prior year amount due to improved underwriting results in 2002 resulting principally from reduced loss activity compared to 2001. Loss activity in 2002 includes a $30 million fourth quarter pre-tax charge (related to the London branch) to net losses and loss adjustment expenses related to an increase in loss reserves as discussed earlier in the Operational Review. 2001 loss activity includes significant catastrophe losses which are further discussed in the comparison of 2001 to 2000 below.

The significant increase in assets in 2002 as compared to 2001 is primarily due to significant operating cash flow in 2002 and, to a lesser extent, the impact of foreign exchange on investments held, as the U.S. dollar weakened during the year compared to currencies in which the investments were held.

2001 compared to 2000—Revenues were higher in 2001 compared to 2000 due principally to increases in net premiums written in London and TRZ related, in large part, to auto liability lines. The difference between the loss before income taxes in 2001 compared to income before income taxes in 2000 was primarily due to $100 million of net pre-tax catastrophe losses related to September 11 incurred primarily through the London market and increased acquisition costs, offset, in part, by improved experience in other loss activity.

Assets in 2001 significantly exceeded the 2000 amount due to the short-term investment of funds received under securities loan agreements, an increase in fixed maturities available for sale, and an increase in reinsurance recoverable on paid and unpaid losses and loss adjustment expenses, related principally to 2001 catastrophe losses from the London market related to September 11.

(c) International—Other (Miami (serving Latin America and the Caribbean), Toronto, Hong Kong and Tokyo branches):

2002 compared to 2001—Revenues increased in 2002 compared to 2001 due to increases in net premiums earned in each of the offices in this grouping, led by Miami and Toronto. Loss before income taxes in 2002 worsened compared to a year ago, due principally to a deterioration of underwriting results caused by increased loss activity. Loss activity in 2002 includes a $15 million fourth quarter charge (related to the Miami branch) to net losses and loss adjustment expenses related to an increase in loss reserves as discussed earlier in the Operational Review. The underwriting expense ratio improved in 2002 compared to the prior year.

2001 compared to 2000—Revenues in 2001 were slightly lower than in 2000 principally as a result of a reduction in realized net capital gains. The difference between loss before income taxes recorded in 2001 and income before income taxes recorded in 2000 was due, in large part, to increased loss activity in the Latin American region and in Asia, other than Japan.

FINANCIAL CONDITION AND LIQUIDITY

As a holding company, the Company's assets consist primarily of the stock of TRC and the Company's future cash flows depend on the availability of dividends or other statutorily permissible payments from TRC and its wholly-owned operating subsidiaries, TRZ and Putnam. (See Note 13 of Notes to Consolidated Financial Statements for a discussion of restrictions on dividend payment.) In 2002 and 2001, the Company received cash dividends from TRC of $15.5 million and $26.4 million, respectively. Sources of funds for the operating subsidiaries consist primarily of premiums, reinsurance recoverables, investment income, proceeds from sales, redemptions and the maturing of investments and funds received under securities loan agreements. Funds are applied primarily to payments of claims, ceded reinsurance premiums, insurance operating expenses, income taxes and investments in fixed income and equity securities. Premiums are generally received substantially in advance of related claims payments. Cash and cash equivalents are maintained for the payment of claims and expenses as they become due. TRH does not anticipate any material capital expenditures in the foreseeable future.

At December 31, 2002, total investments and cash were $5,587.5 million compared to $5,004.4 million at December 31, 2001. The increase was caused, in large part, by $598.0 million of cash provided by operating activities and, to a lesser extent, the impact of foreign exchange on investments held principally in Europe, offset, in part, by cash flow from financing activities (principally net funds disbursed under securities loan agreements—see Note 2 of Notes to Consolidated Financial Statements).

For 2002, TRH's operating cash flow of $598.0 million significantly exceeded the comparable 2001 amount of $242.1 million. The increase was caused principally by a significant increase in net premiums written, net of commissions, offset, in part, by an increase in paid losses, each in 2002 as compared to 2001. The increase in paid losses is due primarily to increasing premium volume in recent years and a continued shift in the business mix towards lines with shorter payment patterns.

For 2001, TRH's operating cash flow of $242.1 million significantly exceeded the comparable 2000 amount of -$14.9 million. The increase was caused principally by a significant increase in net premiums written, net of commissions, a reduction in paid losses, due, in part, to a reduction in payments of previously reserved claims, including net catastrophe losses, and a reduction in taxes paid, in 2001 versus 2000. TRH's business mix continues to shift towards lines with shorter payment patterns.

As significant losses from the September 11, 2001 terrorist attack (see Operational Review above) and Enron reinsurance exposure remain unpaid, TRH expects that payments related to these events may significantly reduce cash flow in 2003 and 2004.

A portion of consolidated operating cash flow, namely, $250.6 million, $138.6 million and -$5.0 million, was derived from international operations in 2002, 2001 and 2000, respectively.

TRH believes that its balance of cash and cash equivalents of $127.4 million as of December 31, 2002 and its future cash flows will be sufficient to meet TRH's cash requirements through the end of 2003 and thereafter for a period the length of which is difficult to predict, but which TRH believes will be at least one year.

If paid losses accelerated significantly beyond TRH's ability to fund such paid losses from current operating cash flows, TRH would be compelled to liquidate a portion of its investment portfolio and/or arrange for financing. Such events that may cause such a liquidity strain could be the result of several catastrophic events occurring in a relatively short period of time. Additional strain on liquidity could occur if the investments sold to fund such paid losses were sold in a depressed marketplace and/or reinsurance recoverable on such paid losses became uncollectible.

TRH's fixed maturity investments, approximately 79.9% of total investments as of December 31, 2002, are predominantly investment grade, liquid securities, approximately 43% of which will mature in less than 10 years. Also as of that date, approximately 8.4% of total investments were in common and nonredeemable preferred stocks, approximately 5.1% of total investments were in other invested assets, including investments in partnerships, approximately 6.4% of total investments were in the short-term investment of funds received under securities loan agreements, and the remaining 0.2% consisted of short-term investments. Based on the foregoing, TRH considers its liquidity to be adequate through the end of 2003 and thereafter for a period the length of which is difficult to predict, but which TRH believes will be at least one year.

Activity within the fixed maturities available for sale portfolio for the years under discussion generally represented strategic portfolio realignments to maximize after-tax income. TRH adjusts its mix of taxable and tax-exempt investments, as appropriate, generally as a result of strategic investment and tax planning considerations. In addition, TRH engaged in securities lending transactions whereby certain securities (*i.e.*, fixed maturities and common stocks available for sale) from its portfolio were loaned to third parties (see Note 2(b) of Notes to Consolidated Financial Statements). The market values of fixed maturities and common stocks available for sale that are on loan are reflected parenthetically as pledged on the balance sheet and totaled $327.3 million and $13.4 million, respectively, as of December 31, 2002.

Gross unrealized gains and losses on fixed maturities available for sale as of December 31, 2002 amounted to $196.6 million and $16.5 million, respectively.

As of December 31, 2002, 94.8% of the fixed maturity portfolio was rated Aaa or Aa, an additional 4.5% was also rated investment grade or better, 0.7% was rated below investment grade and less than 0.1% was not rated. Also, as of December 31, 2002, TRH had no derivative instruments. (See Note 3 of Notes to Consolidated Financial Statements.)

Management reviews its investments on a continual basis for evidence of other than temporary declines in market value and exercises its judgment in making such a determination and calculating the amount of loss recognition (as a realized net capital loss). Generally, a security is considered a candidate for such a write-down to its current market value from its cost or amortized cost if it meets any of the following criteria: a) trading at a significant discount to par, amortized cost (if lower) or cost for an extended period of time; or b) a discrete credit event has occurred, resulting in (i) the issuer defaulting on a material outstanding obligation; (ii) the issuer seeking protection from creditors under bankruptcy laws or any similar laws intended for the court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a market value substantially lower than par value of their claims; or c) in the opinion of management, it is unlikely that TRH will realize a full recovery on its investment, irrespective of the occurrence of one of the foregoing events. As the market price following a significant credit event of any issuer may be volatile after such an event, other factors impacting its market performance and its recent financial performance will be considered to determine if further impairment has occurred. (See Operational Review for a discussion of realized net capital losses resulting from write-downs of securities for other than temporary declines in market value.)

At December 31, 2002, reserves for unpaid losses and loss adjustment expenses totaled $4.03 billion, an increase of $285.0 million, or 7.6%, as compared to the prior year. A portion of such increase ($100 million) relates to a fourth quarter increase in net loss reserves in certain casualty lines which was based primarily on an unexpected increase in the frequency and severity of reported claims late in the year (see Note 5 of Notes to Consolidated Financial Statements). Also at December 31, 2002, reinsurance recoverable on unpaid losses and loss adjustment expenses totaled $761.6 million, a decrease of $64.0 million, or 7.8%, from the prior year. This decrease was related principally to amounts due from affiliates and occurred in the normal course of business.

Of the amount of reinsurance recoverable on paid and unpaid losses and loss adjustment expenses, which totaled $817.6 million as of December 31, 2002, $589.8 million represented balances that were unsecured. Of such unsecured balances, $123.9 million was due from affiliates (which are rated AAA) and 88.7% of the remaining balance was due from companies rated A or better. (See Note 14 of Notes to Consolidated Financial Statements.)

TRH's operations are exposed to market risk. Market risk is the risk of loss of fair market value resulting from adverse fluctuations in interest rates, equity prices and foreign currency exchange rates.

Measuring potential losses in fair values is a major focus of risk management efforts by many companies. Such measurements are performed through the application of various statistical techniques. One such technique is Value at Risk (VaR). VaR is a summary statistical measure that uses changes in historical interest rates, equity prices and foreign currency exchange rates to calculate the maximum loss that could occur over a defined period of time given a certain probability.

TRH believes that statistical models alone do not provide a reliable method of monitoring and controlling market risk. While VaR models are relatively sophisticated, the quantitative market risk information generated is limited by the assumptions and parameters established in creating the related models. Therefore, such models are tools and do not substitute for the experience or judgment of senior management.

TRH has performed VaR analyses to estimate the maximum potential loss of fair value for financial instruments for each type of market risk. In this analysis, financial instrument assets include all investments and cash and accrued investment income. Financial instrument liabilities include unpaid losses and loss adjustment expenses and unearned premiums, each net of reinsurance. TRH has calculated the VaR for 2002 and 2001 using historical simulation. The historical simulation methodology entails re-pricing all assets and liabilities under explicit changes in market rates within a specific historical time period. In this case, the most recent three years of historical market information for interest rates, equity index prices and foreign currency exchange rates are used to construct the historical scenarios. For each scenario, each transaction is re-priced. Consolidated totals are calculated by netting the values of all the underlying assets and liabilities. The final VaR number represents the maximum potential loss incurred with 95% confidence (*i.e.*, only 5% of historical scenarios show losses greater than the VaR figure). A one-month holding period is assumed in computing the VaR figure.

The following table presents the VaR on a combined basis and of each component of market risk for 2002 and 2001. VaR with respect to combined operations cannot be derived by aggregating the individual risk amounts presented herein.

	2002				2001			
Market Risk	**Year-End**	**Average**	**High**	**Low**	Year-End	Average	High	Low
(in millions)								
Combined	**$105**	**$107**	**$118**	**$96**	$111	$96	$111	$80
Interest rate	**104**	**104**	**113**	**98**	99	82	99	66
Equity	**48**	**50**	**55**	**45**	55	53	55	51
Currency	**3**	**2**	**3**	**2**	3	3	4	3

TRH's stockholders' equity totaled $2.03 billion at December 31, 2002, an increase of $184.8 million from year-end 2001. The net increase consisted principally of net income of $169.3 million and an increase in accumulated other comprehensive income of $33.0 million, less cash dividends declared of $20.6 million.

The increase in accumulated other comprehensive income consisted principally of the following: net unrealized appreciation of fixed maturities available for sale, net of income tax, of $50.1 million, caused principally by a continued decrease in market interest rates; net unrealized currency translation gain, net of income tax, of $21.6 million, caused by a weakening of the U.S. dollar, particularly against certain European currencies partially offset by net unrealized depreciation of equities, net of income tax, of $38.8 million, caused principally by a general weakening of the U.S. economy during the year.

Net unrealized appreciation (depreciation) of investments, net of income taxes, is subject to significant volatility resulting from changes in the market value of fixed maturities and equities available for sale. Market values may fluctuate due to changes in general economic and political conditions, market interest rates, prospects of investee companies and other factors.

Risk-based capital (RBC) standards, promulgated by the National Association of Insurance Commissioners (NAIC), relate an individual company's statutory policyholders' surplus to the risk inherent in its overall operations and sets thresholds at which certain company and regulatory corrective actions are mandated. At December 31, 2002, the statutory surpluses of TRC and Putnam each significantly exceeded the level of surplus required under RBC requirements for regulatory attention.

With respect to commitments and contingent liabilities, see Note 16 of Notes to Consolidated Financial Statements.

ACCOUNTING STANDARDS

(a) Adoption of Statement of Financial Accounting Standards (SFAS) No. 133 and Change in Classification of Certain Fixed Maturities:

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," issued by the Financial Accounting Standards Board (FASB) in June 1998, as amended, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In accordance with the standard, TRH adopted its provisions on January 1, 2001 with no resulting effect on net income or cash flows.

In accordance with the transition provisions of SFAS No. 133, as amended, TRH transferred during the first quarter of 2001 all of its fixed maturities in the held-to-maturity classification (with an amortized cost of $932.3 million and market value of $982.1 million at the date of transfer) to the fixed maturities available-for-sale classification (on the balance sheet) to enhance TRH's flexibility with respect to future portfolio management. The resulting increase in unrealized appreciation of investments, net of income taxes (a component of accumulated other comprehensive income), of $32.4 million (net of a tax effect of $17.4 million) has been recorded as the cumulative effect of an accounting change in the Consolidated Statement of Comprehensive Income and the Consolidated Statement of Stockholders' Equity in 2001. Under the provisions of SFAS No. 133, such a transfer does not affect TRH's intent nor its ability to hold fixed maturities acquired in the future to their maturity.

(b) Other Accounting Standards:
In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," an amendment of SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual (see Note 2(j) of Notes to Consolidated Financial Statements) and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. In addition, if awards of stock-based employee compensation were outstanding and accounted for under the intrinsic value method of Accounting Principles Board Opinion (APB) No. 25 for any period for which an income statement is presented, TRH must present the stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method prescribed in SFAS No. 123 had been applied to all awards.

In accordance with the standard, TRH has adopted the disclosure provisions in these footnotes with comparable information provided for all years for which an income statement is presented. In addition, TRH expects to adopt the recognition provisions of SFAS No. 123 in the first quarter of 2003, and will report that change in accounting principle using the prospective method of transition. That method requires application of the recognition provisions of SFAS No. 123 to all employee awards granted, modified, or settled on or after that date. The effect of adopting the recognition provisions of SFAS No. 123 is not expected to be material to results of operations, financial position or cash flows for 2003. While the pro forma impact of applying the aforementioned recognition provisions to all award grants (occurring before and after adoption of the standard) will continue to be disclosed in the Summary of Significant Accounting Policies, the charges to income in 2003 resulting from TRH adopting the recognition provisions of SFAS No. 123 may not be indicative of future amounts charged to income, as those charges to income under the prospective method of transition will not reflect costs associated with stock compensation issued or granted prior to 2003. Additional stock-based compensation in future years is anticipated.

SFAS No. 142, "Goodwill and Other Intangible Assets," was issued by the FASB in June 2001. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB No. 17, "Intangible Assets." The new standard addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Among other things, goodwill and some intangible assets will no longer be amortized, but will be subject to impairment tests at least annually. In accordance with the statement, TRH adopted SFAS No. 142 on January 1, 2002. The implementation of this standard did not have a material effect on TRH's results of operations, financial position or cash flows.

OTHER MATTERS
In 1998, the NAIC adopted the Codification of Statutory Accounting Principles (Codification) as primary guidance on statutory accounting effective January 1, 2001. The Codification provides guidance for areas where previously statutory accounting had been silent and has also changed current statutory accounting in some areas. The New York Insurance Department (the state of domicile of TRC and Putnam) adopted most of the Codification guidance for implementation on January 1, 2001, but did not adopt certain key provisions including those on deferred income taxes. The cumulative effect of the implementation of Codification guidance (as adopted by the New York Insurance Department) on the statutory surplus of TRC and Putnam as of January 1, 2001 was not material. In the fourth quarter of 2002, the guidance related to deferred income taxes was adopted. Accordingly, as of year-end 2002, statutory surplus of both TRC and Putnam include the impact of deferred tax assets of $88.3 million and $4.4 million, respectively, representing the cumulative benefit of adopting such provision in 2002. Statutory net income (loss) was not affected.

As one or both of TRC and Putnam is also licensed, accredited or otherwise permitted to serve as a reinsurer in all states and the District of Columbia in the United States, they are required to disclose the differences between implementing Codification guidance on a New York State basis and Codification guidance adopted by the NAIC in a footnote to their statutory filings. As of December 31, 2002, remaining differences between Codification and those Codification provisions adopted by the New York Insurance Department are not material to 2002 statutory surplus and net income of TRC or Putnam and are not expected to be material in the future.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31,	2002	2001
(in thousands, except share data)		
Assets		
Investments and cash:		
Fixed maturities available for sale, at market value (amortized cost: 2002—$4,181,354; 2001—$3,550,914) (fixed maturities pledged, at market value: 2002—$327,305; 2001—$385,542)	$4,361,489	$3,653,941
Equities:		
Common stocks available for sale, at market value (cost: 2002—$477,738; 2001—$496,407) (common stocks pledged, at market value: 2002—$13,421; 2001—$37,239)	433,670	512,631
Nonredeemable preferred stocks available for sale, at market value (cost: 2002—$26,205; 2001—$30,589)	26,199	30,050
Other invested assets	278,311	248,275
Short-term investment of funds received under securities loan agreements	347,647	432,758
Short-term investments, at cost which approximates market value	12,812	2,562
Cash and cash equivalents	127,402	124,214
Total investments and cash	5,587,530	5,004,431
Accrued investment income	80,658	66,850
Premium balances receivable, net	350,214	379,778
Reinsurance recoverable on paid and unpaid losses and loss adjustment expenses:		
Affiliates	191,704	253,919
Other	625,884	620,519
Deferred acquisition costs	132,967	101,146
Prepaid reinsurance premiums	65,809	51,226
Federal income tax recoverable	51,199	43,178
Deferred income taxes	170,822	184,982
Other assets	29,738	35,274
Total assets	$7,286,525	$6,741,303
Liabilities and Stockholders' Equity		
Unpaid losses and loss adjustment expenses	$4,032,584	$3,747,583
Unearned premiums	707,916	553,734
Reinsurance balances payable	109,082	84,815
Payable under securities loan agreements	347,647	432,758
Other liabilities	58,529	76,403
Total liabilities	5,255,758	4,895,293
Preferred Stock, $1.00 par value; shares authorized: 5,000,000	—	—
Common Stock, $1.00 par value; shares authorized: 100,000,000; shares issued: 2002—53,225,149; 2001—53,119,945	53,225	53,120
Additional paid-in capital	192,141	189,243
Accumulated other comprehensive income	60,644	27,603
Retained earnings	1,739,200	1,590,487
Treasury Stock, at cost; 864,200 shares of common stock	(14,443)	(14,443)
Total stockholders' equity	2,030,767	1,846,010
Total liabilities and stockholders' equity	$7,286,525	$6,741,303

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31,	2002	2001	2000
(in thousands, except per share data)			
Revenues:			
Net premiums written	$2,500,159	$1,905,647	$1,658,579
Increase in net unearned premiums	(130,707)	(115,308)	(27,043)
Net premiums earned	2,369,452	1,790,339	1,631,536
Net investment income	252,026	240,083	234,485
Realized net capital (losses) gains	(5,951)	(240)	33,098
	2,615,527	2,030,182	1,899,119
Expenses:			
Net losses and loss adjustment expenses	1,796,352	1,561,529	1,196,896
Net commissions	607,539	474,899	387,830
Other operating expenses	55,040	52,063	51,930
Increase in deferred acquisition costs	(31,821)	(24,523)	(5,601)
	2,427,110	2,063,968	1,631,055
Operating income (loss)	188,417	(33,786)	268,064
Other deductions	(97)	(321)	(82)
Income (loss) before income taxes	188,320	(34,107)	267,982
Income taxes (benefits):			
Current	22,352	(17,089)	56,112
Deferred	(3,350)	(35,910)	232
	19,002	(52,999)	56,344
Net income	$ 169,318	$ 18,892	$ 211,638
Net income per common share:			
Basic	$ 3.24	$ 0.36	$ 4.06
Diluted	3.21	0.36	4.03
Weighted average common shares outstanding:			
Basic	52,302	52,224	52,127
Diluted	52,755	52,736	52,475

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31,	**2002**	2001	2000
(in thousands, except per share data)			
Common Stock:			
Balance, beginning of year	**$ 53,120**	$ 35,574	$ 35,528
Stock split effected as a dividend	**—**	17,421	—
Issued under stock option and purchase plans	**105**	125	46
Balance, end of year	**53,225**	53,120	35,574
Additional paid-in capital:			
Balance, beginning of year	**189,243**	202,593	200,567
Stock split effected as a dividend	**—**	(17,544)	—
Excess of proceeds over par value of common stock issued under stock option and purchase plans	**2,898**	4,194	2,026
Balance, end of year	**192,141**	189,243	202,593
Accumulated other comprehensive income:			
Balance, beginning of year	**27,603**	36,773	18,212
Cumulative effect of an accounting change, net of income tax effect	**—**	32,406	—
Other net change for year	**50,552**	(63,964)	28,555
Income tax effect on other net change	**(17,511)**	22,388	(9,994)
Balance, end of year	**60,644**	27,603	36,773
Retained earnings:			
Balance, beginning of year	**1,590,487**	1,591,425	1,398,210
Net income	**169,318**	18,892	211,638
Cash dividends declared (per common share: 2002—$0.40; 2001—$0.38; 2000—$0.35)	**(20,605)**	(19,830)	(18,423)
Balance, end of year	**1,739,200**	1,590,487	1,591,425
Treasury Stock:			
Balance, beginning of year	**(14,443)**	(10,000)	(10,000)
Acquisition of treasury stock	**—**	(4,443)	—
Balance, end of year	**(14,443)**	(14,443)	(10,000)
Total stockholders' equity	**$2,030,767**	$1,846,010	$1,856,365

The accompanying notes are an integral part of the consolidated financial statements.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,	2002	2001	2000
(in thousands)			
Cash flows from operating activities:			
Net income	$ 169,318	$ 18,892	$ 211,638
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Changes in unpaid losses and loss adjustment expenses, unearned premiums and prepaid reinsurance premiums	424,600	784,468	(204,903)
Changes in premium and reinsurance balances receivable and payable, net	112,420	(456,663)	124
Change in deferred acquisition costs	(31,821)	(24,523)	(5,601)
Change in accrued investment income	(17,973)	2,201	4,527
Realized net capital losses (gains)	5,951	240	(33,098)
Changes in current and deferred income taxes	(11,372)	(80,916)	7,385
Change in net unrealized currency translation adjustment	(41,345)	(2,608)	20,625
Changes in other assets and liabilities, net	(13,729)	2,297	(15,159)
Other, net	1,915	(1,278)	(468)
Total adjustments	428,646	223,218	(226,568)
Net cash provided by (used in) operating activities	597,964	242,110	(14,930)
Cash flows from investing activities:			
Proceeds of fixed maturities available for sale sold	1,071,013	315,588	299,906
Proceeds of fixed maturities held to maturity redeemed or matured	—	—	148,829
Proceeds of fixed maturities available for sale redeemed or matured	296,357	278,857	421,894
Proceeds of equities sold	655,436	798,727	690,300
Purchase of fixed maturities held to maturity	—	—	(16,675)
Purchase of fixed maturities available for sale	(1,881,681)	(786,623)	(763,498)
Purchase of equities	(695,699)	(812,998)	(678,556)
Net purchase of other invested assets	(23,948)	(14,862)	(63,040)
Net sale (purchase) of short-term investment of funds received under securities loan agreements	85,111	(432,758)	—
Net (purchase) sale of short-term investments	(10,250)	23,928	(21,599)
Change in other liabilities for securities in course of settlement	(6,989)	(26,304)	62,521
Other, net	14,693	1,744	(7,327)
Net cash (used in) provided by investing activities	(495,957)	(654,701)	72,755
Cash flows from financing activities:			
Net funds (disbursed) received under securities loan agreements	(85,111)	432,758	—
Dividends to stockholders	(20,505)	(19,554)	(18,072)
Proceeds from common stock issued	3,003	4,319	2,072
Acquisition of treasury stock	—	(4,443)	—
Other	(1,739)	(4,819)	(8,264)
Net cash (used in) provided by financing activities	(104,352)	408,261	(24,264)
Effect of exchange rate changes on cash and cash equivalents	5,533	(702)	(8,332)
Change in cash and cash equivalents	3,188	(5,032)	25,229
Cash and cash equivalents, beginning of year	124,214	129,246	104,017
Cash and cash equivalents, end of year	$ 127,402	$ 124,214	$ 129,246

The accompanying notes are an integral part of the consolidated financial statements.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31,	**2002**	2001	2000
(in thousands)			
Net income	**$169,318**	$ 18,892	$211,638
Other comprehensive income (loss):			
Net unrealized appreciation (depreciation) of investments:			
Net unrealized holding gains (losses) arising during period	**11,685**	(36,904)	89,168
Related income tax effect	**(4,090)**	12,917	(31,209)
Reclassification adjustment for losses (gains) included in net income	**5,951**	240	(33,098)
Related income tax effect	**(2,083)**	(84)	11,584
	11,463	(23,831)	36,445
Net unrealized currency translation gain (loss)	**32,916**	(27,300)	(27,515)
Related income tax effect	**(11,338)**	9,555	9,631
	21,578	(17,745)	(17,884)
Cumulative effect of an accounting change, net of related income tax effect	**—**	32,406	—
Other comprehensive income (loss)	**33,041**	(9,170)	18,561
Comprehensive income	**$202,359**	$ 9,722	$230,199

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

Transatlantic Holdings, Inc. (the "Company") is a holding company, incorporated in the state of Delaware, which owns all of the common stock of Transatlantic Reinsurance Company (TRC). TRC owns all of the common stock of Trans Re Zurich (TRZ) and Putnam Reinsurance Company (Putnam). As of December 31, 2002, 2001 and 2000, American International Group, Inc. (AIG, and collectively, with its subsidiaries, the AIG Group) beneficially owned approximately 60% of the Company's outstanding shares.

Transatlantic Holdings, Inc. and its subsidiaries (collectively, TRH), through its operating subsidiaries TRC, TRZ and Putnam, offers reinsurance capacity for a full range of property and casualty products to insurers and reinsurers on a treaty and facultative basis, with an emphasis on specialty classes. Including domestic as well as international risks, TRH's principal lines of business are auto liability (including nonstandard risks), other liability (including directors' and officers' liability and other professional liability), medical malpractice, ocean marine and aviation, accident and health and surety and credit in the casualty lines, and fire, homeowners and auto physical damage in the property lines (which include property catastrophe risks). Casualty lines represented 73.9%, 79.2% and 76.7% of net premiums written in 2002, 2001 and 2000, respectively. The balance represented property lines.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION:

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (GAAP). Certain reclassifications have been made to conform prior years' presentations with 2002.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

These consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated.

(b) INVESTMENTS:

Fixed maturities are classified as held-to-maturity and carried at amortized cost if TRH has the positive intent and ability to hold each of these securities to maturity. In the first quarter of 2001, TRH transferred all of its fixed maturities previously classified as held-to-maturity (and carried at amortized cost) to the available for sale classification. (See discussion on Adoption of Statement of Financial Accounting Standards (SFAS) No. 133 and Change in Classification of Certain Fixed Maturities in Note 2(k)(*i*).) As of December 31, 2002 and 2001, all fixed maturities are classified as available-for-sale and carried at market value. Common and nonredeemable preferred stocks are carried principally at market value. Market values for fixed maturity securities and equities are generally based upon quoted market prices. For certain fixed maturity securities, for which market prices were not readily available, market values were estimated using values obtained from independent pricing services. Other invested assets consist of investments in partnerships, a limited duration bond fund managed by an AIG subsidiary and other investments which are carried primarily at market value. Short-term investments are carried at cost, which approximates market value.

In 2002 and 2001, TRH engaged in securities lending transactions whereby certain securities (*i.e.*, fixed maturities and common stocks available for sale) from its portfolio were loaned to third parties. In these transactions, initial collateral, principally cash, is received by TRH in an amount exceeding the market value of the loaned security. Such funds are held in a pooled account of the lending agent in these transactions (an AIG subsidiary) and are carried as an investment on the balance sheet (at cost, which approximates market value) in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of SFAS No. 125." A liability is recorded in an amount equal to the collateral received to recognize TRH's obligation to return such funds when the related loaned securities are returned. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as such value fluctuates. Fees received net of fees paid related to these transactions are recorded in net investment income.

Realized gains or losses on the sale of investments are determined on the basis of specific identification. In addition, where the declines in the market value of securities below cost or amortized cost are considered to be other than temporary, a realized loss is recorded for the difference between cost or amortized cost and estimated market value of such securities. Except where there has been an other than temporary impairment of market value, changes in unrealized appreciation (depreciation) of fixed maturities available for sale, equity investments and other invested assets are charged or credited, net of deferred income taxes, directly to accumulated other comprehensive income (see Note 9), a component of stockholders' equity. Investment income is recorded as earned. Amortization of fixed maturity premium and the accrual of fixed maturity discount are charged or credited to net investment income.

(c) CASH AND CASH EQUIVALENTS:
Cash and cash equivalents generally include cash deposited in demand deposits at banks and highly liquid investments with original maturities of 90 days or less.

(d) DEFERRED ACQUISITION COSTS:
Acquisition costs, consisting primarily of net commissions incurred on business conducted through reinsurance contracts or certificates, are deferred, and then amortized over the period in which the related premiums are earned, generally one year. Anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the contracts are considered in determining acquisition costs to be deferred. Anticipated investment income is not considered in the deferral of acquisition costs.

(e) PREMIUM REVENUES:
Premiums are earned primarily on a pro rata basis over the term of the related coverages. Unearned premiums and prepaid reinsurance premiums represent the portion of gross premiums assumed and reinsurance ceded, respectively, relating to the unexpired terms of such coverages. In the Consolidated Statements of Operations, premiums written and earned and the change in unearned premiums are presented net of reinsurance ceded.

(f) LOSSES AND LOSS ADJUSTMENT EXPENSES:
Losses and loss adjustment expenses, net of related reinsurance recoverable, are charged to income as incurred. Unpaid losses and loss adjustment expenses are principally based on reports and individual case estimates received from ceding companies. An amount is included for losses and loss adjustment expenses incurred but not reported (IBNR) on the basis of past experience. The methods of making such estimates and for establishing the resulting reserves are continually reviewed and updated, and any adjustments resulting therefrom are reflected in income currently.

Unpaid losses and loss adjustment expenses include certain amounts for the reinsurance of risks related to environmental impairment and asbestos-related illnesses. The majority of TRH's environmental and asbestos-related liabilities arise from contracts entered into after 1984. These obligations generally arose from contracts underwritten specifically as environmental or asbestos-related coverages rather than from standard general liability coverages where the environmental or asbestos-related liabilities were neither clearly defined nor specifically excluded. The reserves carried at December 31, 2002 for such claims, including IBNR, are based upon known facts and current law. However, significant uncertainty exists as, among other things, there are inconsistent court resolutions and judicial interpretations with respect to underlying policy intent and coverage and uncertainties as to the allocation of responsibility for resultant damages. Further, there is always the possibility of changes in statutes, laws, regulations and other factors that could have a material effect on these liabilities and, accordingly, future earnings.

Additionally, loss and loss adjustment expense reserves, net of related reinsurance recoverables, include amounts resulting from the September 11, 2001 terrorist attack which are principally related to property (including business interruption), other liability, workers' compensation and aviation coverages. These amounts are subject to significant uncertainty due to a variety of issues such as coverage disputes, the assignment of liability and a potentially long latency period for claims due to respiratory disorders and stress. (See Note 8.)

(g) DEFERRED INCOME TAXES:
Deferred income taxes are provided for the expected tax effect of temporary differences between the amounts of assets and liabilities used for financial reporting purposes and the amounts used in tax returns.

(h) REINSURANCE DEPOSITS:
Amounts received pursuant to reinsurance contracts that are not expected to indemnify the ceding company against loss or liability are recorded as deposits and included in "reinsurance balances payable" on the Consolidated Balance Sheets. These deposits are treated as financing transactions and are credited with interest according to contract terms.

(i) CURRENCY TRANSLATION:
Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at year-end exchange rates. Income and expense accounts are translated at average exchange rates for the year. The resulting net unrealized currency translation gain (loss) for functional currencies is reflected in accumulated other comprehensive income, a component of stockholders' equity.

Transaction gains and losses on assets and liabilities denominated in foreign currencies which are not designated as functional currencies are reflected in results of operations during the period in which they occur.

(j) STOCK-BASED COMPENSATION:
The Company accounts for its stock options based on the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25 and related interpretations, as permitted under SFAS No. 123. (See Notes

2(k)(*ii*) and 11 for a discussion of the Company's stock option plans.) Had compensation cost been charged to earnings in accordance with the fair value method discussed in SFAS No. 123, the Company's net income and net income per share (on a pro forma basis) would have been as follows:

Years Ended December 31,	**2002**	2001	2000
(in thousands, except per share data)			
Net income:			
As reported	**$169,318**	$18,892	$211,638
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	**(3,134)**	(2,811)	(2,577)
Pro forma	**166,184**	16,081	209,061
Net income per common share (split-adjusted):			
As reported:			
Basic	**3.24**	0.36	4.06
Diluted	**3.21**	0.36	4.03
Pro forma:			
Basic	**3.18**	0.31	4.01
Diluted	**3.15**	0.30	3.98

(k) ACCOUNTING STANDARDS:

(*i*) Adoption of SFAS No. 133 and Change in Classification of Certain Fixed Maturities:

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," issued by the Financial Accounting Standards Board (FASB) in June 1998, as amended, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In accordance with the standard, TRH adopted its provisions on January 1, 2001 with no resulting effect on net income or cash flows.

In accordance with the transition provisions of SFAS No. 133, as amended, TRH transferred during the first quarter of 2001 all of its fixed maturities in the held-to-maturity classification (with an amortized cost of $932.3 million and market value of $982.1 million at the date of transfer) to the fixed maturities available-for-sale classification (on the balance sheet) to enhance TRH's flexibility with respect to future portfolio management. The resulting increase in unrealized appreciation of investments, net of income taxes (a component of accumulated other comprehensive income), of $32.4 million (net of a tax effect of $17.4 million) has been recorded as the cumulative effect of an accounting change in the Consolidated Statement of Comprehensive Income and the Consolidated Statement of Stockholders' Equity in 2001. Under the provisions of SFAS No. 133, such a transfer does not affect TRH's intent nor its ability to hold fixed maturities acquired in the future to their maturity.

(*ii*) Other Accounting Standards:

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," an amendment of SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual (see Note 2(j)) and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. In addition, if awards of stock-based employee compensation were outstanding and accounted for under the intrinsic value method of APB No. 25 for any period for which an income statement is presented, TRH must present the stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method prescribed in SFAS No. 123 had been applied to all awards.

In accordance with the standard, TRH has adopted the disclosure provisions in these footnotes with comparable information provided for all years for which an income statement is presented. In addition, TRH expects to adopt the recognition provisions of SFAS No. 123 in the first quarter of 2003, and will report that change in accounting principle using the prospective method of transition. That method requires application of the recognition provisions of SFAS No. 123 to all employee awards granted, modified, or settled on or after that date. The effect of adopting the recognition provisions of SFAS No. 123 is not expected to be material to results of operations, financial position or cash flows for 2003. While the pro forma impact of applying the aforementioned recognition provisions to all award grants (occurring before and after adoption of the standard) will continue to be disclosed in the Summary of Significant Accounting Policies, the charges to income in 2003 resulting from TRH adopting the recognition provisions of SFAS No. 123 may not be indicative of future amounts charged to income, as those charges to income under the prospective method of transition will not reflect costs associated with stock compensation issued or granted prior to 2003. Additional stock-based compensation in future years is anticipated.

SFAS No. 142, "Goodwill and Other Intangible Assets," was issued by the FASB in June 2001. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB No. 17, "Intangible Assets." The new standard addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Among other things, goodwill and some intangible assets will no longer be amortized, but will be subject to impairment tests at least annually. In accordance with the statement, TRH adopted SFAS No. 142 on January 1, 2002. The implementation of this standard did not have a material effect on TRH's results of operations, financial position or cash flows.

3. INVESTMENTS

(a) STATUTORY DEPOSITS:

Investments, the substantial majority of which are fixed maturities and common stocks available for sale, were deposited with governmental authorities as required by law and amounted to approximately $142,000,000 and $126,000,000 at December 31, 2002 and 2001, respectively.

(b) NET INVESTMENT INCOME:

An analysis of net investment income of TRH follows:

Years Ended December 31,	**2002**	2001	2000
(in thousands)			
Fixed maturities	**$210,548**	$200,955	$207,569
Equities	**21,822**	18,703	9,988
Other	**24,807**	26,008	22,039
Total investment income	**257,177**	245,666	239,596
Investment expenses	**(5,151)**	(5,583)	(5,111)
Net investment income	**$252,026**	$240,083	$234,485

(c) INVESTMENT GAINS AND LOSSES:

Realized net capital (losses) gains, principally on sales of investments, and the change in net unrealized appreciation (depreciation) of investments are summarized as follows:

Years Ended December 31,	**2002**	2001	2000
(in thousands)			
Realized net capital (losses) gains:			
Fixed maturities	**$ 63,563**	$ (803)	$ (33,573)
Equities	**(69,788)**	(258)	66,879
Other	**274**	821	(208)
Totals	**$ (5,951)**	$ (240)	$ 33,098
Change in net unrealized appreciation (depreciation) of investments:[1]			
Fixed maturities carried at amortized cost[2]	**$ —**	$(49,855)	$ 29,083
Fixed maturities carried at market[2]	**77,108**	55,318	128,481
Equities	**(59,759)**	(41,909)	(69,958)
Other	**287**	(218)	(2,456)
Totals	**$ 17,636**	$(36,664)	$ 85,150

(1) Before deferred income tax effect.
(2) Amounts for 2001 include the change in classification of certain fixed maturities (see Note 2(k)(*i*)).

(d) FIXED MATURITIES:
The amortized cost and market value of fixed maturities at December 31, 2002 and 2001 are summarized as follows:

2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
(in thousands)				
Fixed maturities available for sale and carried at market value:				
U.S. Government and government agencies	**$ 264,168**	**$ 11,156**	**$ 261**	**$ 275,063**
States, foreign and domestic municipalities and political subdivisions	**3,002,045**	**153,882**	**3,898**	**3,152,029**
Foreign governments	**165,295**	**5,555**	**—**	**170,850**
Corporate	**749,846**	**26,012**	**12,311**	**763,547**
Totals	**$4,181,354**	**$196,605**	**$16,470**	**$4,361,489**

2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
(in thousands)				
Fixed maturities available for sale and carried at market value:				
U.S. Government and government agencies	$ 273,941	$ 10,980	$ 663	$ 284,258
States, foreign and domestic municipalities and political subdivisions	2,501,992	90,062	7,464	2,584,590
Foreign governments	180,066	4,191	833	183,424
Corporate	594,915	18,796	12,042	601,669
Totals	$3,550,914	$124,029	$21,002	$3,653,941

The amortized cost and market value of fixed maturities at December 31, 2002 by contractual maturity, are as follows. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Investments in fixed maturities exclude short-term investments.

	Amortized Cost	Market Value
(in thousands)		
Fixed maturities available for sale:		
Due in one year or less	**$ 296,141**	**$ 299,934**
Due after one year through five years	**773,857**	**805,834**
Due after five years through ten years	**729,259**	**760,103**
Due after ten years	**2,382,097**	**2,495,618**
Totals	**$4,181,354**	**$4,361,489**

Gross gains of $76,037,000, $6,069,000 and $6,688,000 and gross losses of $11,146,000, $7,145,000 and $41,457,000 were realized on sales of investments in fixed maturities available for sale in 2002, 2001 and 2000, respectively.

(e) EQUITIES:
Gross gains of $45,978,000, $90,698,000 and $118,739,000 and gross losses of $103,644,000, $90,956,000 and $51,860,000 were realized on sales of equities in 2002, 2001 and 2000, respectively. At December 31, 2002 and 2001, net unrealized (depreciation) appreciation of equities (before applicable income taxes) included gross gains of $12,100,000 and $31,723,000 and gross losses of $56,174,000 and $16,038,000, respectively.

4. FEDERAL AND FOREIGN INCOME TAXES

(a) The Company files a U.S. consolidated federal income tax return with its domestic subsidiaries, TRC (which includes foreign operations) and Putnam. TRC will also include as part of its taxable income those items of income of the non-U.S. subsidiary, TRZ, which are subject to U.S. income tax currently, pursuant to Subpart F income rules of the Internal Revenue Code, and included, as appropriate, in the consolidated federal income tax return.

The U.S. federal income tax rate was 35% for 2002, 2001 and 2000. Actual tax expense (benefit) on income (loss) before income taxes differs from the "expected" amount computed by applying the U.S. federal income tax rate because of the following:

Years Ended December 31,	**2002**		2001		2000	
(dollars in thousands)	**Amount**	**Percent of Income Before Income Taxes**	Amount	Percent of Income Before Income Taxes	Amount	Percent of Income Before Income Taxes
"Expected" tax expense (benefit)	**$ 65,912**	**35.0%**	$(11,937)	35.0%	$ 93,794	35.0%
Adjustments:						
Tax-exempt interest	**(41,128)**	**(21.8)**	(37,128)	108.9	(34,837)	(13.0)
Dividends received deduction	**(2,083)**	**(1.1)**	(3,897)	11.4	(1,458)	(0.6)
Other	**(3,699)**	**(2.0)**	(37)	0.1	(1,155)	(0.4)
Actual tax expense (benefit)	**$ 19,002**	**10.1%**	$(52,999)	155.4%	$ 56,344	21.0%
Foreign and domestic components of actual tax expense (benefit):						
Foreign	**$ 5,276**		$ 3,994		$ 2,717	
Domestic:						
Current	**17,076**		(21,083)		53,395	
Deferred	**(3,350)**		(35,910)		232	
	$ 19,002		$(52,999)		$ 56,344	

The domestic current tax benefit for 2001 includes $17.7 million resulting from a tax net operating loss carryback to prior years. In addition, the 2001 domestic deferred tax benefit includes $19.6 million resulting from a minimum tax credit carryforward which, by law, was able to be carried forward indefinitely in accordance with U.S. federal income tax law in effect for 2001.

However, in the first quarter of 2002, a change in the U.S. federal income tax law extended the net operating loss carry back period to five years. As a result, the $19.6 million deferred tax asset, established in 2001, was reclassified in 2002 to a current tax benefit as the tax law now permits TRH to fully utilize its tax net operating loss for 2001 currently. To record the impact of this tax law change in 2002, deferred income tax assets and the domestic deferred income tax benefit have been reduced by $19.6 million, and federal income tax recoverable has been increased by, and domestic current income tax expense has been reduced by $19.6 million.

(b) The components of the net deferred income tax asset at December 31, 2002 and 2001 were as follows:

(in thousands)	**2002**	2001
Deferred income tax assets:		
Unpaid losses and loss adjustment expenses, net of related reinsurance recoverable	**$200,948**	$182,398
Unearned premiums, net of prepaid reinsurance premiums	**44,948**	35,176
Cumulative translation adjustment	**15,044**	26,383
Minimum tax credit carryforward	**2,041**	19,600
Foreign tax credit carryforward	**1,353**	—
Other	**8,950**	6,467
Total deferred income tax assets	**273,284**	270,024
Deferred income tax liabilities:		
Deferred acquisition costs	**46,538**	35,401
Net unrealized appreciation of investments	**47,699**	41,527
Other	**8,225**	8,114
Total deferred income tax liabilities	**102,462**	85,042
Net deferred income tax asset	**$170,822**	$184,982

No valuation allowance has been recorded.

(c) Income tax payments by TRH totaled $29,962,000, $27,702,000 and $47,594,000 in 2002, 2001 and 2000, respectively.

5. LIABILITY FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

Years Ended December 31, (in thousands)	**2002**	2001	2000
At beginning of year:			
Unpaid losses and loss adjustment expenses	**$3,747,583**	$3,077,162	$3,304,931
Less reinsurance recoverable	**838,696**	462,245	542,769
Net unpaid losses and loss adjustment expenses	**2,908,887**	2,614,917	2,762,162
Net losses and loss adjustment expenses incurred in respect of losses occurring in:			
Current year	**1,457,226**	1,525,857	1,182,539
Prior years	**339,126**	35,672	14,357
Total	**1,796,352**	1,561,529	1,196,896
Net losses and loss adjustment expenses paid in respect of losses occurring in:			
Current year	**413,759**	374,807	390,433
Prior years	**1,033,574**	892,752	953,708
Total	**1,447,333**	1,267,559	1,344,141
At end of year:			
Net unpaid losses and loss adjustment expenses	**3,257,906**	2,908,887	2,614,917
Plus reinsurance recoverable	**774,678**	838,696	462,245
Unpaid losses and loss adjustment expenses	**$4,032,584**	$3,747,583	$3,077,162

There were no significant catastrophe losses occurring during 2002. In addition, as a result of net increases in estimates of losses occurring in prior years, net losses and loss adjustment expenses were increased by $339.1 million in 2002. Of this amount, in the fourth quarter of 2002, TRH recorded an increase to net loss and loss adjustment expense reserves of $100 million, resulting in a $65 million after-tax charge to net income. Such net adjustment was largely caused by the impact of losses principally occurring between 1998 and 2000 in certain casualty lines. Such lines include other liability (a portion of which represents certain specialty casualty classes such as directors' and officers' liability and professional liability other than medical malpractice), medical malpractice and surety. This fourth quarter reserve adjustment was based primarily on an unexpected increase in the frequency and severity of reported claims late in the year reflecting industry-wide trends. In addition, as a result of greater than expected reported loss activity in 2002 indicating that TRH's estimates as of the end of 2001 of the ultimate amounts of losses occurring in 2001 and prior years required a further net increase, significant adverse development was also recorded in 2002 on losses occurring in 1998 through 2001 in the auto liability and aviation lines and in 1999 through 2001 in the accident and health line. These increases to incurred losses were partially offset by favorable development on losses occurring in 2001, principally in fire and allied lines and other liability lines.

2001 current year net losses and loss adjustment expenses incurred include catastrophe losses of $215 million ($200 million of which represents the estimated cost of the September 11th attack—see Note 8) and a loss of $60 million for the estimated reinsurance exposure related to Enron Corporation.

In addition, as a result of net increases in estimates of losses occurring in prior years, net losses and loss adjustment expenses were increased by $35.7 million. Significant adverse development was recorded in 2001 on losses occurring in 1994 through 1998 in medical malpractice, 1997 through 2000 in auto liability, 1998 and 1999 in accident and health and 2000 in the fire line. These increases to incurred losses were partially offset by favorable development in 2001 on losses occurring primarily from 1990 through 1996 and 1999 through 2000 in the other liability line.

2000 catastrophe losses had an immaterial impact on that year's results. In addition, as a result of net increases in estimates of losses occurring in prior years, net losses and loss adjustment expenses were increased by $14.4 million in 2000. In particular, significant adverse development was recorded in 2000 on losses occurring in 1998 and 1999 in fire and allied lines. These increases to incurred losses were partially offset by favorable development in 2000 on losses occurring primarily in 1994 through 1999 in the other liability line.

6. COMMON STOCK

Common stock activity for each of the three years in the period ended December 31, 2002 was as follows:

	2002	2001	2000
Shares outstanding, beginning of year	**52,255,745**	34,773,608	34,727,822
Issued under stock option and purchase plans	**105,204**	124,945	45,786
Stock split effected as a dividend	**—**	17,421,392	—
Acquisition of treasury stock	**—**	(64,200)	—
Shares outstanding, end of year	**52,360,949**	52,255,745	34,773,608

As a result of a common stock split in the form of a 50% stock dividend, common stock increased by $17.4 million and additional paid-in capital decreased by $17.5 million in 2001. This stock split was paid on July 20, 2001, to holders of record on June 29, 2001.

7. NET INCOME PER COMMON SHARE

Net income per common share has been computed in the following table based upon weighted average common shares outstanding. Share and per share amounts have been retroactively adjusted, as appropriate, to reflect a 3-for-2 split of the common stock in the form of a 50% stock dividend, paid in July 2001.

Years Ended December 31,	**2002**	2001	2000
(in thousands, except per share data)			
Net income (numerator)	**$169,318**	$18,892	$211,638
Weighted average common shares outstanding used in the computation of net income per common share:			
Average shares issued	**53,166**	53,044	52,927
Less: Average shares in treasury	**864**	820	800
Average outstanding shares—basic (denominator)	**52,302**	52,224	52,127
Average potential shares, principally stock options	**453**	512	348
Average outstanding shares—diluted (denominator)	**52,755**	52,736	52,475
Net income per common share:			
Basic	**$ 3.24**	$ 0.36	$ 4.06
Diluted	**3.21**	0.36	4.03

8. IMPACT OF SEPTEMBER 11TH TERRORIST ATTACK ON THE UNITED STATES

Results for 2001 include pre-tax net losses and loss adjustment expenses of $200 million from the September 11th terrorist attack, or $130 million after tax. The pre-tax net loss estimate is comprised of gross incurred losses and loss adjustment expenses of approximately $500 million less related reinsurance ceded of approximately $300 million. The losses recorded for this event represent TRH's estimate of ultimate losses based upon information presently available.

9. ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income and changes in such amounts between years are as follows:

	Net Unrealized Appreciation of Investments, Net of Income Tax	Net Unrealized Currency Translation (Loss) Gain, Net of Income Tax	Accumulated Other Comprehensive Income
(in thousands)			
Balance, December 31, 1999	$ 32,101	$(13,889)	$ 18,212
Change during year	36,445	(17,884)	18,561
Balance, December 31, 2000	68,546	(31,773)	36,773
Cumulative effect of an accounting change, net of income tax (See Note 2(k)(*i*))	32,406	—	32,406
Other change during year	(23,831)	(17,745)	(41,576)
Balance, December 31, 2001	77,121	(49,518)	27,603
Change during year	11,463	21,578	33,041
Balance, December 31, 2002	$ 88,584	$(27,940)	$ 60,644

10. PENSION, SAVINGS AND STOCK INCENTIVE PLANS

TRH's employees participate in benefit plans administered by the AIG Group (see Note 11), including a noncontributory defined benefit pension plan, an employee stock purchase plan, a stock incentive plan and a voluntary savings plan (a 401(k) plan) which provides for certain matching contributions. A substantial majority of TRH's employees are eligible to participate in these plans. Certain of these plans do not separately identify plan benefits and plan assets attributable to employees of participating companies. In the opinion of management, no material additional liability would accrue to TRH were such plan benefits and plan assets identifiable.

In addition, under TRH's 1990 Employee Stock Purchase Plan, as amended, full-time employees with at least one year of employment with the Company or any of its subsidiaries are eligible to receive privileges to purchase shares of the Company's common stock at a price which is 85% of the fair market value of such stock on the date of subscription. An aggregate of 1,125,000 shares of common stock has been authorized for subscription and 1,122 shares were purchased under the plan in 2002.

In 2002, certain TRH employees were granted restricted stock units (RSU) under the AIG 2002 Stock Incentive Plan. Four years after the grant date of RSUs, those RSU recipients who remain employed by TRH will receive shares of AIG common stock or equivalent compensation.

The charges made to operations for these plans for 2002, 2001 and 2000 were $3,011,000, $2,398,000, and $2,035,000, respectively.

11. STOCK OPTION PLANS

In 2000, the Company's Board of Directors adopted, and the stockholders approved, the "Transatlantic Holdings, Inc. 2000 Stock Option Plan" (the 2000 Plan). This plan provides that options may be granted to certain key employees and non-employee directors to purchase a maximum of 2,250,000 shares of the Company's common stock at prices not less than their fair market value at the date of grant. At December 31, 2002, 1,523,557 shares were reserved for future grants under the 2000 Plan. The 2000 Plan also provides that 25% of the options granted become exercisable on the anniversary date of the grant in each of the four years following the grant and expire 10 years from the date of grant. The Company also maintains the "Transatlantic Holdings, Inc. 1995 Stock Option Plan" (the 1995 Plan) and the "Transatlantic Holdings, Inc. 1990 Stock Option Plan" (the 1990 Plan). The 1995 Plan and the 1990 Plan operate under substantially similar terms to the 2000 Plan, except that non-employee directors were not covered under the 1990 Plan. No further options can be granted under the 1995 Plan nor the 1990 Plan, although options outstanding continue in force until exercise, expiration or forfeiture. (See Note 2(j) for the determination of pro forma net income had compensation cost been charged to income in accordance with the fair value method discussed in SFAS No. 123.)

In each of 1994 and 1992, the Stock Option Plan Committee granted 45,000 options to certain non-employee directors of the Company, who were directors, officers and employees of AIG, to purchase shares of the Company's common stock at $22.67 per share and $23.33 per share, respectively. Such options were granted outside of, but on substantially the same terms and conditions as, the 1990 Plan. During 2002, all such options granted in 1992 were exercised, and none remain outstanding. As of year-end 2002, those options granted in 1994 were exercisable, as none have been exercised or forfeited. The impact of these options on the financial statements is not material.

A summary of the combined status of the 2000 Plan, the 1995 Plan and the 1990 Plan (collectively, the Company Plans) as of December 31, 2002, 2001 and 2000 and changes during the years ended on those dates is presented below:

	2002		2001		2000	
	Number of Shares	**Weighted Average Exercise Price**	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	**1,605,310**	**$51.75**	1,608,318	$44.49	1,407,311	$40.02
Granted	**248,950**	**69.63**	212,400	90.99	288,750	63.50
Exercised	**(65,672)**	**36.13**	(177,248)	32.23	(69,233)	31.10
Forfeited	**(16,257)**	**65.01**	(38,160)	54.71	(18,510)	51.35
Outstanding, end of year	**1,772,331**	**54.72**	1,605,310	51.75	1,608,318	44.49
Exercisable, end of year	**1,176,770**	**$45.94**	1,011,133	$41.29	956,795	$36.56
Weighted average fair value of options granted during the year	**$17.15**		$23.04		$17.76	

The weighted average fair value of each option grant is estimated on the date of grant using the "Binomial Option Price Model" with the following weighted average assumptions used for grants in 2002, 2001 and 2000, respectively: expected volatility of 20.0%, 20.0% and 18.0%; risk-free interest rates of 3.6%, 4.4%, and 5.4%; and expected lives of six years for each grant. An increasing dividend schedule is used in the binomial model based on historical experience.

The following table summarizes information about the Company Plans' outstanding and exercisable options at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number of Shares**	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Price**	**Number of Shares**	**Weighted Average Exercise Price**
$22.67 to $34.22	441,034	3.2 years	$30.71	441,034	$30.71
$47.92 to $51.00	608,881	6.0	49.83	552,866	49.71
$63.50 to $69.63	515,016	8.9	66.46	131,020	63.50
$90.99	207,400	8.9	90.99	51,850	90.99
$22.67 to $90.99	1,772,331	6.5	54.72	1,176,770	45.94

12. RELATED PARTY TRANSACTIONS

As of December 31, 2002, 2001 and 2000, AIG beneficially owned approximately 60% of the Company's outstanding shares.

TRH has service and expense agreements and certain other agreements with the AIG Group which provide for the reimbursement to the AIG Group of certain administrative and operating expenses which include, but are not limited to, investment advisory and cash management services, office space and human resource related activities. Under the guidance of TRH's Finance Committee of the Board of Directors and senior management, certain subsidiaries of AIG act as financial advisors and managers of TRH's investment portfolio. In 2002, 2001 and 2000, $8,200,000, $7,900,000 and $7,700,000, respectively, of operating and investment expenses relate to services and expenses provided by the AIG Group under these agreements.

Approximately $395 million (13%), $232 million (10%) and $209 million (11%) of gross premiums written by TRH in 2002, 2001 and 2000, respectively, were attributable to reinsurance purchased by subsidiaries of AIG, for the production of which TRH paid ceding commissions to such AIG subsidiaries totaling $88 million, $50 million and $38 million, respectively, in such years. (See Note 14 for information relating to reinsurance ceded to related parties.)

13. DIVIDEND RESTRICTION AND STATUTORY FINANCIAL DATA

The payment of dividends by the Company is dependent on the ability of its subsidiaries to pay dividends. The payment of dividends by TRC and its wholly-owned subsidiaries, TRZ and Putnam, is restricted by insurance regulations. Under New York insurance law, TRC and Putnam may pay dividends only out of their statutory earned surplus. Such dividends are limited by statutory formula unless otherwise approved by the New York Insurance Department. The statutory surplus of TRC includes the statutory surplus of Putnam since all the capital stock of Putnam is owned by TRC. At December 31, 2002, TRC had statutory earned surplus of $1,150,140,000, and, in 2003, in accordance with the statutory formula, could pay dividends of approximately $154,594,000 without regulatory approval.

Statutory surplus and net income as reported to the New York Insurance Department were as follows:

Years Ended December 31,	**2002**	2001	2000
(in thousands)			
TRC			
Statutory surplus	**$1,545,944**	$1,401,055	$1,531,876
Statutory net income (loss)	**114,648**	(55,262)	170,898
Putnam			
Statutory surplus	**110,334**	107,007	107,728
Statutory net income (loss)	**8,867**	(693)	10,828

TRC and Putnam each prepare statutory financial statements in accordance with accounting practices prescribed or permitted by New York—their state of domicile. Prescribed statutory accounting practices are discussed in a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as in state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. All material statutory accounting practices of TRC and Putnam are prescribed in the authoritative literature described above.

In 1998, the NAIC adopted the Codification of Statutory Accounting Principles (Codification) as primary guidance on statutory accounting effective January 1, 2001. The Codification provides guidance for areas where previously statutory accounting had been silent and has also changed current statutory accounting in some areas. The New York Insurance Department adopted most of the Codification guidance for implementation on January 1, 2001, but did not adopt certain key provisions including those on deferred income taxes. The cumulative effect of the implementation of Codification guidance (as adopted by the New York Insurance Department) on the statutory surplus of TRC and Putnam as of January 1, 2001 was not material. In addition, the implementation of such Codification guidance did not have a material effect on statutory net income in 2002 or 2001. In the fourth quarter of 2002, the guidance related to deferred income taxes was adopted. Accordingly, as of year-end 2002, statutory surplus of both TRC and Putnam include the impact of deferred tax assets of $88.3 million and $4.4 million, respectively, representing the cumulative benefit of adopting such provision in 2002. Statutory net income (loss) was not affected.

14. REINSURANCE CEDED

In the normal course of business, TRH purchases reinsurance from its retrocessionnaires to reduce the effect of individual or aggregate losses and to allow increased gross premium writings and afford greater risk capacity without necessarily requiring additional capital.

TRH's ceded reinsurance agreements consist of pro rata and excess-of-loss contracts. Under pro rata reinsurance, TRH and its retrocessionnaires share premiums, losses and expenses in an agreed upon proportion. For consideration, generally based on a percentage of premiums of the individual policy or policies subject to the reinsurance agreement, excess-of-loss contracts provide reimbursement to TRH for losses in excess of a predetermined amount up to a predetermined limit.

Premiums written and earned and losses and loss adjustment expenses incurred are comprised as follows:

Years Ended December 31,	**2002**	2001	2000
(in thousands)			
Gross premiums assumed	**$2,927,257**	$2,297,896	$1,880,389
Reinsurance ceded:			
Affiliates	**90,599**	113,540	95,060
Other	**336,499**	278,709	126,750
	427,098	392,249	221,810
Net premiums written	**$2,500,159**	$1,905,647	$1,658,579
Gross premiums earned	**$2,781,967**	$2,161,522	$1,855,374
Reinsurance ceded:			
Affiliates	**96,290**	105,198	98,735
Other	**316,225**	265,985	125,103
	412,515	371,183	223,838
Net premiums earned	**$2,369,452**	$1,790,339	$1,631,536
Gross incurred losses and loss adjustment expenses	**$1,988,395**	$2,095,030	$1,363,165
Reinsurance ceded	**192,043**	533,501	166,269
Net losses and loss adjustment expenses	**$1,796,352**	$1,561,529	$1,196,896

Amounts recoverable from retrocessionnaires are recognized in a manner consistent with the claims liabilities associated with the retrocession and are presented on the balance sheet as reinsurance recoverable on paid and unpaid losses and loss adjustment expenses. Such balances at December 31, 2002 and 2001 are comprised as follows:

	2002		2001	
	Affiliates	**Other**	Affiliates	Other
(in thousands)				
Paid	**$ 9,819**	**$ 46,124**	$ 20,620	$ 28,155
Unpaid	**181,885**	**579,760**	233,299	592,364
Total	**$191,704**	**$625,884**	$253,919	$620,519

Ceded reinsurance arrangements do not relieve TRH from its obligations to the insurers and reinsurers from whom it assumes business. The failure of retrocessionnaires to honor their obligations could result in losses to TRH; consequently, an allowance has been established for estimated unrecoverable reinsurance on paid and unpaid losses totaling $13.0 million in both 2002 and 2001. TRH evaluates the financial condition of its retrocessionnaires through a security committee. With respect to reinsurance recoverable on paid and unpaid losses and prepaid reinsurance premiums, TRH holds substantial amounts of funds and letters of credit to collateralize these amounts. Such funds and letters of credit can be drawn on for amounts remaining unpaid beyond contract terms. No uncollateralized amounts recoverable from a single retrocessionnaire, other than amounts due from affiliates, are considered material to the financial position of TRH.

15. SEGMENT INFORMATION

TRH conducts its business and assesses performance through segments organized along geographic lines. Financial data from the London and Paris branches and from TRZ are reported in the aggregate as International-Europe and considered as one segment due to operational and regional similarities. Data from branches in the Americas, other than those in the United States which underwrite primarily domestic business, and from branches in the Asia Pacific region are grouped as International-Other and represent the aggregation of non-material segments. In each segment, property and casualty reinsurance is provided to insurers and reinsurers on a treaty and facultative basis, through brokers or directly to ceding companies.

A significant portion of assets and liabilities of TRH's international operations relate to the countries where ceding companies and reinsurers are located. Most investments are located in the country of domicile of these operations. In addition to licensing requirements, TRH's international operations are regulated in various jurisdictions with respect to currency, amount and type of security deposits, amount and type of reserves and amount and type of local investment. Regulations governing constitution of technical reserves and remittance balances in some countries may hinder remittance of profits and repatriation of assets. International operations and assets held abroad may be adversely affected by political developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequence of hostilities and unrest. The risks of such occurrences and their overall effect upon TRH vary from country to country and cannot easily be predicted.

While the great majority of premium revenues and assets relate to the regions where particular offices are located, a portion of such amounts are derived from other regions of the world. In addition, two large international brokers, respectively, accounted for non-affiliated business equal to 13% and 14% in 2002, 15% and 14% in 2001 and 15% and 14% in 2000, of consolidated revenues, with a significant portion in each segment. Further, one customer accounted for approximately 8%, 12% and 10% of consolidated revenues in 2002, 2001 and 2000, respectively. Revenues from such customer, a significant portion of which were obtained through the two large international brokers discussed above, are included principally in the International-Europe segment, for all periods discussed.

The following table is a summary of financial data by segment:

		International		
2002	**Domestic**	**Europe[3]**	**Other**	**Consolidated**
(in thousands)				
Net premiums written	**$1,362,607**	**$ 848,646**	**$288,906**	**$2,500,159**
Net premiums earned	**1,303,584**	**809,395**	**256,473**	**2,369,452**
Net investment income	**182,564**	**57,607**	**11,855**	**252,026**
Revenues [1] [2]	**1,478,823**	**867,595**	**269,109**	**2,615,527**
Net losses and loss adjustment expenses [4]	**951,429**	**645,505**	**199,418**	**1,796,352**
Underwriting expenses [5]	**376,226**	**194,207**	**92,146**	**662,579**
Adjusted underwriting loss [6]	**(11,064)**	**(19,018)**	**(27,576)**	**(57,658)**
Income (loss) before income taxes [1]	**163,128**	**39,701**	**(14,509)**	**188,320**
Assets [7]	**4,935,354**	**1,810,038**	**541,133**	**7,286,525**

		International		
2001	Domestic	Europe[3]	Other	Consolidated
(in thousands)				
Net premiums written	$1,012,983	$ 686,849	$205,815	$1,905,647
Net premiums earned	933,809	667,233	189,297	1,790,339
Net investment income	180,154	48,724	11,205	240,083
Revenues [1] [2]	1,114,204	715,987	199,991	2,030,182
Net losses and loss adjustment expenses [8]	805,424	614,064	142,041	1,561,529
Underwriting expenses [5]	300,691	152,667	73,604	526,962
Adjusted underwriting loss [6]	(159,914)	(93,202)	(20,513)	(273,629)
Income (loss) before income taxes [1] [8]	19,589	(43,898)	(9,798)	(34,107)
Assets [7]	4,782,701	1,495,774	462,828	6,741,303

		International		
2000	Domestic	Europe[3]	Other	Consolidated
(in thousands)				
Net premiums written	$ 845,478	$ 625,374	$187,727	$1,658,579
Net premiums earned	834,994	604,976	191,566	1,631,536
Net investment income	173,648	49,454	11,383	234,485
Revenues [1] [2]	1,038,310	654,460	206,349	1,899,119
Net losses and loss adjustment expenses	556,640	515,032	125,224	1,196,896
Underwriting expenses [5]	242,131	127,991	69,638	439,760
Adjusted underwriting profit (loss) [6]	39,285	(36,138)	(2,666)	481
Income before income taxes [1]	242,459	14,040	11,483	267,982
Assets [7]	3,911,303	1,233,370	377,999	5,522,672

(1) Domestic revenues and income (loss) before income taxes include realized net capital (losses) gains of ($7,325), $241 and $29,668 in 2002, 2001 and 2000, respectively. Realized net capital gains (losses) for other segments in each of the years presented are not material.

(2) Net revenues from affiliates approximate $230,900, $100,300 and $110,000 in 2002, 2001 and 2000, respectively, and are included primarily in Domestic and, for 2002 only, International—Europe revenues.

(3) Includes revenues from the London, England office of $525,520, $435,007 and $380,694 in 2002, 2001 and 2000, respectively.

(4) Results for 2002 include pre-tax net losses and loss adjustment expenses of $100 million (representing $55 million, $30 million and $15 million from Domestic operations, International—Europe operations and International—Other operations, respectively) related to the fourth quarter increase in net loss reserves in certain casualty lines (see Note 5 of Notes to Consolidated Financial Statements).

(5) Underwriting expenses represent the sum of net commissions and other operating expenses.

(6) Adjusted underwriting profit (loss) represents net premiums earned less net losses and loss adjustment expenses and underwriting expenses, plus (minus) the increase (decrease) in deferred acquisition costs.

(7) As of December 31.

(8) Results for 2001 include pre-tax net losses and loss adjustment expenses of $200 million (representing $100 million from Domestic operations and $100 million from International—Europe operations) from the September 11th terrorist attack (see Note 8 of Notes to Consolidated Financial Statements.)

Net premiums earned by major product line are as follows:

Years Ended December 31,	**2002**	2001	2000
(in thousands)			
Casualty:			
Auto liability	**$ 610,839**	$ 491,307	$ 312,727
Other liability*	**462,962**	335,096	274,627
Medical malpractice	**216,535**	156,695	141,355
Ocean marine and aviation	**158,161**	138,886	193,521
Accident and health	**125,381**	126,883	190,916
Surety and credit	**97,887**	86,670	74,005
Other	**107,359**	85,983	62,575
Total casualty	**1,779,124**	1,421,520	1,249,726
Property:			
Fire	**244,537**	171,519	193,413
Auto physical damage	**98,487**	49,645	51,670
Homeowners multiple peril	**91,624**	63,352	57,855
Allied lines	**67,695**	33,990	42,299
Other	**87,985**	50,313	36,573
Total property	**590,328**	368,819	381,810
Total	**$2,369,452**	$1,790,339	$1,631,536

* A significant portion of this product line includes more complex risks such as professional liability (other than medical malpractice), directors' and officers' liability, errors and omissions and environmental impairment liability.

16. COMMITMENTS AND CONTINGENT LIABILITIES

(a) LEGAL PROCEEDINGS:

TRH, in common with the reinsurance industry in general, is subject to litigation in the normal course of its business. TRH does not believe that any pending litigation will have a material adverse effect on its results of operations, financial position or cash flows.

(b) COMMERCIAL COMMITMENTS:

In the normal course of business, TRH has issued letters of credit to ceding companies amounting to $55,024,000. Where TRH provides a letter of credit, it is generally contractually obligated to continue to provide a letter of credit to the ceding company in the future to secure certain reserves and other balances.

(c) LEASES:

As of December 31, 2002, the future minimum lease payments (principally for leased office space) under various long-term operating leases were as follows:

(in thousands)	
2003	$ 8,561
2004	8,486
2005	7,621
2006	5,627
2007	5,427
Remaining years after 2007 (from 2008 to 2021)	52,995
Total	$88,717

Rent expense approximated $8,249,000, $7,844,000 and $8,281,000 in 2002, 2001 and 2000, respectively.

17. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of unaudited quarterly financial data for each of the years ended December 31, 2002 and 2001. However, in the opinion of management, all adjustments, consisting of normal recurring accruals, necessary to present fairly the results of operations for such periods have been made. Per share amounts have been retroactively adjusted, as appropriate, to reflect the 3-for-2 common stock split paid in July 2001.

Three Months Ended	**March 31, 2002**	**June 30, 2002**	**September 30, 2002**	**December 31, 2002**
(in thousands, except per share data)				
Net premiums written	**$563,555**	**$592,026**	**$ 687,207**	**$657,371**
Net premiums earned	**556,003**	**551,828**	**637,346**	**624,275**
Net investment income	**62,032**	**64,354**	**63,476**	**62,164**
Realized net capital (losses) gains	**(4,915)**	**3,369**	**1,915**	**(6,320)**
Operating income (loss) [1]	**67,134**	**76,952**	**76,792**	**(32,461)**
Net income (loss) [1]	**52,923**	**61,509**	**61,271**	**(6,385)**
Net income (loss) per common share: [1]				
Basic	**1.01**	**1.18**	**1.17**	**(0.12)**
Diluted [2]	**1.00**	**1.16**	**1.16**	**(0.12)**

Three Months Ended	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
(in thousands, except per share data)				
Net premiums written	$445,679	$460,899	$ 520,017	$479,052
Net premiums earned	424,307	443,638	479,295	443,099
Net investment income	59,636	59,897	60,345	60,205
Realized net capital gains (losses)	2,881	2,251	2,716	(8,088)
Operating income (loss) [3]	62,754	48,571	(136,496)	(8,615)
Net income (loss) [3]	50,416	39,846	(77,830)	6,460
Net income (loss) per common share: [3]				
Basic	0.97	0.76	(1.49)	0.12
Diluted [2]	0.96	0.76	(1.49)	0.12

(1) Operating loss and net loss for the fourth quarter of 2002 include a charge of $100 million (pre-tax) and $65 million (after-tax), respectively, related to the increase in net loss reserves in certain casualty lines (see Note 5).

(2) As the impact of potential shares for each of the three-month periods ended December 31, 2002 and September 30, 2001 is antidilutive (*i.e.*, reduces the loss per common share) because there is a loss from continuing operations, potential shares are not included in the diluted net loss per common share calculation for those periods.

(3) Operating loss and net loss for the third quarter of 2001 include $200 million (pre-tax) and $130 million (after-tax), respectively, related to the September 11th terrorist attack (see Note 8).

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Transatlantic Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity, cash flows and comprehensive income present fairly, in all material respects, the financial position of Transatlantic Holdings, Inc. and Subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," in 2001.

PricewaterhouseCoopers LLP

New York, New York
February 12, 2003

REPORT OF MANAGEMENT

The management of Transatlantic Holdings, Inc. is responsible for the fair presentation of the consolidated financial statements, including related notes thereto, and all other financial information contained in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on the best estimates and judgments of management.

The Company maintains an internal control structure designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, that transactions and events are properly reflected and that the financial records are reliable for the purposes of preparing financial statements and maintaining accountability of assets and liabilities. Management applies the concept of reasonable assurance by weighing the cost of an internal control structure with the benefits expected to be derived. The entire structure is maintained and monitored by qualified personnel, with an appropriate segregation of their duties. Such structure is systematically reviewed and evaluated by means of an internal audit function. PricewaterhouseCoopers LLP, independent accountants, considers the internal control structure to the extent required in accordance with auditing standards generally accepted in the United States of America, in connection with their audit of the Company's consolidated financial statements and related notes. PricewaterhouseCoopers LLP has complete access to the Company's records and appropriate management personnel.

The Audit Committee of the Board of Directors is composed solely of outside directors and meets regularly with management, the independent accountants and the internal auditors to review the scope and results of audit work performed. Both the internal auditors and the independent accountants have unrestricted access to the Audit Committee, without the presence of management, to discuss the results of their work and views on the adequacy of the internal control structure, the quality of financial reporting and any other matters they believe should be brought to the Audit Committee's attention.

BOARD OF DIRECTORS
TRANSATLANTIC HOLDINGS, INC.

TAKASHI AIHARA [4]
Chairman of the Board
The Nichido Fire & Marine Insurance Company, Limited
Tokyo, Japan

JAMES BALOG [1,2,4,5]
Retired Chairman
1838 Investment Advisors, LLC
Radnor, Pennsylvania

C. FRED BERGSTEN [1,4]
Director
Institute for International Economics
Washington, D.C.

MAURICE R. GREENBERG [2,3,7]
Chairman and Chief Executive Officer
American International Group, Inc.
New York, New York

JOHN J. MACKOWSKI [1,2,5,6]
Retired Chairman and Chief Executive Officer
The Atlantic Mutual Companies
New York, New York

EDWARD E. MATTHEWS [3,4]
Senior Advisor
American International Group, Inc.
New York, New York

ROBERT F. ORLICH [3,6]
President and Chief Executive Officer
Transatlantic Holdings, Inc.
New York, New York

HOWARD I. SMITH [4]
Vice Chairman, Chief Financial Officer and Chief Administrative Officer
American International Group, Inc.
New York, New York

THOMAS R. TIZZIO [2,6]
Senior Vice Chairman — General Insurance
American International Group, Inc.
New York, New York

1 *Audit Committee*
2 *Compensation Committee*
3 *Executive Committee*
4 *Finance Committee*
5 *Stock Option Plan Committee*
6 *Underwriting Committee*
7 *Ex officio of Finance Committee*

OFFICERS*
TRANSATLANTIC HOLDINGS, INC.

CHAIRMAN
MAURICE R. GREENBERG

PRESIDENT AND CHIEF EXECUTIVE OFFICER
ROBERT F. ORLICH

EXECUTIVE VICE PRESIDENT
PAUL A. BONNY
President International Operations

STEVEN S. SKALICKY
Chief Financial Officer

JAVIER E. VIJIL
President Latin American Division

SENIOR VICE PRESIDENT
ROBERT V. MUCCI
Actuary

VICE PRESIDENT
GARY A. SCHWARTZ
General Counsel

SECRETARY
ELIZABETH M. TUCK

OFFICERS*
TRANSATLANTIC REINSURANCE COMPANY

SENIOR VICE PRESIDENT
Robert M. Baldrey
John I. Cho
J. Andrew Downey
David J. Kalainoff
Bertrand Levy
Richard Loffler
Geoffrey Peach
Michael C. Sapnar
Suzanne A. Spantidos
A. Lorne Zalkowitz

VICE PRESIDENT
Donald W. Bahr
George C. Barone
Ronald H. Bay
Leonard Chung
Peter Clements
Benjamin Davila
Rafael Derett
George J. DiMartino
Gabriel E. Fabrega
Eugene L. Fisher
Andrew Gaudencio
Peter Ho
Suzanne Holohan
David Howkins
Craig W. Hupper
Brenda J. Jansen
Laura A.W. Jensen
Robert Johnston
Seymour H. Katz
Beth A. Levene
Gerald T. Lohan
Simon Lyon
Linda McGlynn
Paul F. McKeon
Claudia M. Mendieta
Michael W. Meyer
James Moore
Douglas Murray
Anthony M. Pandolfo
Nigel Parker
Paulo Cesar Pereira
George Phillips
Socrates Pichardo
David Radford
Juan Carlos Roa
Robert G. Rudolph
AnneMarie Ryan
Romel G. Salam
Robert Snow
Julian Spence
David T. Stewart
Andrew Taylor
Eva Taylor
Lee J. Taylor
Victor M. Torres
Nicholas Tzaneteas
Joseph S. Wong
Louis Zuckerbraun

TRANS RE ZURICH
Alain D. Manfré
General Manager and CEO
A. Lorne Zalkowitz
Deputy CEO

* All officers of Transatlantic Holdings, Inc. hold same position in Transatlantic Reinsurance Company.

CORPORATE INFORMATION

STOCKHOLDERS' MEETING
The 2003 stockholders' meeting will be held on Thursday, May 15, 2003, at 11:00 a.m., at 72 Wall Street, seventh floor, New York, New York.

AUDITORS
PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, New York 10036

COUNSEL
Fried, Frank, Harris, Shriver & Jacobson,
One New York Plaza, New York, New York 10004

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company,
59 Maiden Lane, New York, New York 10038
(800) 937-5449

STOCK TRADING
Transatlantic Holdings, Inc. Common Stock is traded on the New York Stock Exchange.
Trading Symbol: TRH

COMMON STOCK AND DIVIDENDS
The following table sets forth the high and low closing sales prices per share of the Company's Common Stock, as reported on the New York Stock Exchange Composite Tape for each of the four quarters of 2002 and 2001, adjusted, as appropriate, for the 3-for-2 common stock split effected in the form of a 50 percent stock dividend, paid on July 20, 2001:

	2002		2001	
	High	**Low**	High	Low
First Quarter	**90.89**	**80.89**	71.29	63.18
Second Quarter	**89.28**	**80.00**	83.82	68.91
Third Quarter	**79.55**	**63.80**	84.46	69.20
Fourth Quarter	**70.80**	**60.55**	92.00	82.62

In 2002, the Company declared a quarterly dividend of $0.096 per common share in March and $0.10 per common share in each of May, September and December. In 2001, the Company declared a quarterly dividend of $0.090 per common share in March and $0.096 per common share in each of May, September and December. The Company paid each dividend in the quarter following the date of declaration. All dividend information has been adjusted, as appropriate, to reflect the 3-for-2 stock split paid in July 2001.

The declaration and payment of future dividends, if any, by the Company will be at the discretion of the Board of Directors and will depend upon many factors, including the Company's consolidated earnings, financial condition and business needs, capital and surplus requirements of the Company's operating subsidiaries, regulatory considerations and other factors.

The Company is a holding company whose principal source of income is dividends from its subsidiary, Transatlantic Reinsurance Company (TRC). The payment of dividends by TRC and its wholly-owned subsidiaries, Trans Re Zurich and Putnam Reinsurance Company, is restricted by insurance regulations. (See Note 13 of Notes to Consolidated Financial Statements.)

As of January 31, 2003, the approximate number of holders of Common Stock, including those whose Common Stock is held in nominee name, was 27,000.

EMPLOYEES
At December 31, 2002, the Company and its subsidiaries had approximately 435 employees.

INVESTOR INFORMATION
Transatlantic's website, which can be found on the Internet at http://www.transre.com, contains frequently updated information about the Company and its operations. Copies of our Form 10-K, Form 10-Q and Form 8-K and all amendments to those reports can be accessed free of charge as soon as reasonably practicable after the reports and amendments are electronically filed with or furnished to the Securities and Exchange Commission by clicking on "Transatlantic Holdings, Inc. Investor Information" at the Company's website and then clicking on "SEC Filings."

In addition, copies of any of our reports on Form 10-K, Form 10-Q and Form 8-K and all amendments to those reports as well as any Quarterly Earnings Press Release may be obtained by contacting TRH's Investor Relations Department at:

Transatlantic Holdings, Inc.
80 Pine Street
New York, New York 10005
Telephone: (212) 770-2040
Telefax: (212) 248-0965
E-mail: investor_relations@transre.com

WORLDWIDE OFFICES

NEW YORK (Headquarters)
80 Pine Street
New York, New York 10005
Telephone: (212) 770-2000
Fax:
Facultative (212) 269-6801
Treaty (212) 785-7230

CHICAGO (Regional Office)
500 West Madison Street
Suite 2710
Chicago, Illinois 60661
Telephone: (312) 930-5560
Fax: (312) 648-0377/0449

TORONTO
Cameron MacDonald
145 Wellington Street West
Toronto, Ontario M5J 1H8
Canada
Telephone: (416) 596-3960
Fax: (416) 971-8782

MIAMI (Latin America and the Caribbean)
Javier Vijil
701 N.W. 62nd Avenue
Suite 790
Miami, Florida 33126
Telephone: (786) 437-3900
Fax: (786) 437-3888/3889

BUENOS AIRES
Martin Pagano
Carlos Pellegrini 1023
5th Floor
C1009ABU Buenos Aires
Argentina
Telephone: (5411) 4322-3500
Fax: (5411) 4394-0222

RIO DE JANEIRO
Paulo Cesar Pereira
Rua da Candelaria 65
Sala 2101
Rio de Janeiro, Brasil 20091-020
Telephone: (5521) 2516-9702
Fax: (5521) 2516-8048

LONDON
Paul Bonny
Corn Exchange
55 Mark Lane
London, England
EC3R 7NE
Telephone: 44-207-204-8600
Fax: 44-207-480-5577

PARIS
Bertrand Levy
4 Rue Auber
Paris 75009 France
Telephone: 33-1-4006-1200
Fax: 33-1-4006-9610

ZURICH
Alain D. Manfré
Trans Re Zurich
Nüschelerstrasse 32
P.O. Box 1475
8021 Zurich
Switzerland
Telephone: 411-227-6100
Fax: 411-227-6161

WARSAW
Krzysztof Koperski
Transatlantic Polska Sp. z o.o.
15 Jana Pawla II Street
9th floor
00-828 Warsaw, Poland
Telephone: 48-22-697-6891
Fax: 48-22-697-6890

JOHANNESBURG
Michael Upson
MS Upson & Associates c.c.
31 Princess of Wales Terrace
2nd Floor
Parktown, 2193
Johannesburg, South Africa
Telephone: 27-11-643-5594
Fax: 27-11-643-5598

SYDNEY
Simon Lyon
Level 21, Australia Square
264 George Street
Sydney NSW 2000
Australia
Telephone: 612-9274-3061
Fax: 612-9274-3060

HONG KONG (Asia Pacific Regional Headquarters)
John Cho
3303 The Lee Gardens
33 Hysan Avenue
Causeway Bay
Hong Kong S.A.R.
People's Republic of China
Telephone: (852) 2574-0231
Fax: (852) 2834-5670

SHANGHAI
Yam-Wa Lo
521 Wanping Road South
Block B, #1005
Shanghai 200032
People's Republic of China
Telephone: (86-21) 6428-2917
Fax: (86-21) 6428-2927

TOKYO
Yutaka Nakamae
New Yurakucho Building
3rd Floor
12-1, Yurakucho 1-chome
Chiyoda-Ku, Tokyo 100-0006
Japan
Telephone: 813-3212-6041
Fax: 813-3212-6046

Design: Inc Design, incdesign.com

TRANSATLANTIC HOLDINGS, INC.
80 PINE STREET
NEW YORK, NEW YORK 10005
TELEPHONE: (212) 770-2000
www.transre.com